                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934





                         VIRTUAL TECHNOLOGY CORPORATION




Minnesota                                                    IRS EIN #41-1639011

3100 West Lake Street, Suite 400                          Minneapolis, MN  55416

                                 (612) 915-1122



Securities to be registered under Section 12(b) of the Act:  None.

Securities to be registered under Section 12(g) of the Act: Common Stock, no par value.

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                 COMMON STOCK              OTC BULLETIN BOARD
              Title of each class    Name of each exchange on which
              to be so registered    each class is to be registered
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     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. This Registration Statement on Form 10-SB contains forward-looking statements, which reflect the Company's views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words "aim," "believe," "expect," "anticipate," "intend," "estimate" and other expressions which indicate future events and trends identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the Company's ability to successfully and profitably integrate GTI into the Company's business operations, competition in the internet resale of computer products, the Company's vendor relationships, the Company's ability to obtain additional equity or debt financing on acceptable terms in order to finance its planned growth and to retire the debt incurred in connection with the GTI acquisition and the impact of Year 2000 issues on the Company and its operations.

                                     PART I

ITEM 6. DESCRIPTION OF BUSINESS

CORPORATE BACKGROUND
--------------------

     In June 1996, International Gold Marketing, Inc., ("IGM"), a Minnesota corporation, acquired Network Storage Corporation ("NSC"), a Minnesota corporation formed in February 1996 and changed its name to Virtual Technology Corporation ("VTC" or the "Company"). IGM was a publicly traded company listed on the OTC Bulletin Board and was originally incorporated in March 1966 as MarSan Inc. Since the acquisition and name change, the Company has traded on the OTC Bulletin Board under the symbol VTCO.

     At the time of the NSC acquisition, IGM was a non-operating entity. NSC was in the business of providing an online data storage system via the Internet with a software product known as Virtual Storage.

     In October 1996, VTC acquired Ashmount Research Ltd. ("ARL"), a private London-based software firm for $18,000 cash and 427,500 shares of the Company. VTC then launched a web site for commercial marketing of Ashmount's Virtual Access email and newsgroup software. Although the Virtual Access marketing campaign was not economically successful, management generated up to 1 million "hits" of traffic to its internet site. Realizing that VTC had gained experience at learning which internet advertising sites could drive traffic to VTC's own web site, management refocused the Company's business on electronic commerce ("E-Comm"). Specifically, VTC's internal customer research indicated a symbiosis between the buyers visiting the Company's web site for software products and the type of technology those buyers were interested in. Concluding that sophisticated computer users seek speed, power, and graphics in their latest technology and upgrades, VTC identified sources for such products and enhanced and launched its E-Comm site, virtual-world.com, in October 1997. Consistent with its change of business strategy, VTC sold the Virtual Access software source code, rights and licenses in July 1998 to Atlantic Coast, a British company for approximately $15,000.

BUSINESS OVERVIEW
-----------------

     VTC is now an internet retailer of high performance computer hardware, software and peripheral products to sophisticated computer and internet users. Through its E-Comm web site at www.virtual-world.com, the Company offers more than 42,000 units of selective high-performance, brand name computer equipment. Such web site and its contents are expressly not incorporated by reference into this Form 10-SB. VTC offers an online specialized store that is intended to provide one-stop shopping for its targeted domestic and international customers, 24 hours a day, seven days a week. The Company's online store features a fun, easy to navigate interface, competitive pricing, extensive product information and powerful search capabilities.

     The Company began online marketing of its proprietary email and newsgroup software in January 1997. In October 1997, the Company launched its E-Comm site offering a range of selective high-performance brand names for computer equipment and software programs. In December 1998, the Company's site generated an estimated 5 million hits or approximately 175,000 unique visits per month.
To facilitate its expansion, the Company formed alliances with Herold Marketing Associates, Inc., dba Graphics Technologies, Inc. ("GTI"), Ingram Micro, Inc. ("Ingram") and Tech Data Corporation ("Tech Data") to provide the Company with a "virtual inventory" of hardware and software products. These three entities provide order fulfillment, shipping, and post sale customer support.

     GTI is a 12 year old company with seven offices nationally and 1998 net sales of $65 million. It specializes in high end premium computers and graphics products such as notebooks, scanners, graphics cards, monitors and other peripherals. Some of GTI's vendor relationships are with companies such as Hitachi, Sony, IBM, Umax, Diamond Multimedia, Matrox and Creative Labs. With a customer base of over 1,000 corporations, GTI specializes in business-to-business sales and offers unique purchase programs, solution-oriented sales, integration and configuration services and post-sales support.

     On January 28, 1999, the Company, through its wholly-owned subsidiary, GTI Acquisition Corporation ("GAC"), acquired substantially all of GTI's assets and assumed certain liabilities. Greg Appelhof, VTC's President and Chief Executive Officer, formerly was with GTI for 11 years, most recently as Vice President of Sales.

     The purchase price for $9,200,000 of GTI's assets and $7,100,000 of GTI's liabilities was $10,142,740, paid as follows: $1,000,000 by wire transfer at closing, $1,642,740 payable by the issuance of 228,571 shares of the Company's restricted Common Stock, subject to resale under Rule 144 of the Act; $4,000,000 payable by a promissory note of GAC due February 27, 1999; $3,300,000 payable by a promissory note from the Company due April 28, 1999 and $200,000 placed into escrow to be held for three years to secure post-closing purchase price adjustments and indemnification obligations. The purchase price is subject to post-closing dollar-for-dollar reduction to the extent that GTI's stockholders' equity as of the closing date, as determined upon post-closing audit, was less than $2.1 million and to the extent that certain funded debt of GTI as of the closing date exceeded $1.7 million. In the event GAC is unable to pay its obligations under the $4,000,000 promissory note within sixty (60) days of the closing date thereof, the acquisition will be cancelled in the entirety unless the parties otherwise agree. If the transaction is cancelled, there is a $200,000 break-up fee owed by GAC. The Company simultaneously entered into a three-year consulting agreement with Stephan Herold, GTI's Chairman and founder, in consideration of 145,000 shares of the Company's Common Stock valued at $1,042,115. The Company has agreed to register the resale of such shares under the Securities Act of 1933, as amended (the "Act"), as soon as practicable. Mr. Herold has agreed not to compete against the Company for three years. The Company and GAC intend to pay off the aforementioned promissory notes through the use of a combination of current cash, the Company's credit agreement and additional equity.

     The Company believes that the acquisition of GTI will position the Company for growth and expansion. Through increased buying power as a result of the acquisition, the Company believes it will be able to procure various products for less cost. The Company also expects to benefit from GTI's many long term relationships with manufacturers, assuming that GTI's various suppliers agree to GAC's assumption of the GTI distribution agreements (of which there can be no assurance). In addition, GTI has established a successful co-marketing plan whereby GTI receives payments for cooperative marketing, rebates and other incentives which also provide potential for greater margins.

     Ingram is the leading wholesale distributor of computer-based technology products and services worldwide. Ingram markets microcomputer hardware, networking equipment, and software products to more than 100,000 reseller customers in more than 120 countries. As a wholesale distributor, Ingram markets its products to resellers as opposed to marketing directly to end-user customers.

     Ingram offers one-stop shopping to the Company by providing a comprehensive inventory, which in the aggregate on a global basis, consists of more than 145,000 products (as measured by distinct manufacturer's part numbers) from over 1,400 suppliers, including most of the microcomputer industry's leading hardware manufacturers, networking equipment suppliers and software publishers. Ingram's broad product offerings include: desktop and notebook PCs, servers, and workstations; mass storage devices; CD-ROM drives; monitors; printers; scanners; modems; networking hubs, routers, and switches; network interface cards; business application software; entertainment software; and computer supplies. In addition, to enhance sales and to support the Company, Ingram provides a wide range of outsourcing and value-added programs, such as order fulfillment, tailored financing programs, channel assembly, systems configuration and marketing programs.

     Tech Data is the world's second largest distributor of microcomputer hardware and software products to value-added resellers ("VARs"), corporate resellers, retailers and direct marketers (collectively with VARs, "customers"). Tech Data distributes products throughout the United States, Canada, Latin America, Germany, France, Switzerland and Austria. Tech Data purchases its products directly from more than 900 manufactures of microcomputer hardware and publishers of software in large quantities, maintains a stocking inventory of more than 45,000 products and sells to an active base of over 70,000 customers. Tech Data's broad assortment of vendors and products meets the Company's need for a cost effective link to those vendors' products offered through a single source.

     Tech Data provides the Company with leading products including systems, peripherals, networking, and software. Tech Data offers products from manufacturers and publishers such as Bay Networks, Cisco, Compaq, Corel, Creative Labs, Digital Equipment, Epson, Hewlett-Packard, IBM, Intel, Microsoft, Novell, Okidata, Seagate, Symantec, 3Com, Toshiba, Viewsonic and Western Digital. Tech Data generally ships products the same day the orders are received from regionally located distribution centers.

ELECTRONIC COMMERCE
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     The internet is an increasingly significant global medium for communication, information and commerce. The Company believes that growth in internet usage and web commerce has been fueled by a number of factors, including (i) a large and growing installed base of PCs in the workplace and home, (ii) advances in the performance and speed of PCs and modems,

(iii) improvements in network infrastructure, (iv) easier and cheaper access to the internet and (v) increased awareness of the internet. International Data Corporation ("IDC"), a market research firm, has estimated that there were 69 million web users worldwide at the end of 1997 and anticipates that number will grow to approximately 320 million by the end of 2002. In addition, IDC estimates that the total value of goods and services purchased over the internet will grow from $12 billion in 1997 to approximately $425 billion by the end of 2002.

     The Company believes that its target market represents an attractive and rapidly growing segment of the E-Commerce industry. According to Jupiter, a market research firm, domestic online consumer purchases of goods and services (excluding cars and real estate) are expected to grow from an estimated $2.6 billion in 1997 to approximately $37.5 billion by 2002. Jupiter also estimates that the single largest web retail opportunity for the consumer and small office/home office market is online sales of computer products (including hardware, software and consumer electronics). By 2002, the online market for computer products is estimated to reach approximately $10.5 billion in the United States alone, which compares to an estimated domestic online market for travel, books and music of $8.6 billion, $2.2 billion and $1.2 billion, respectively. IDC estimates the worldwide consumer and small office/home office end market for computer hardware alone (excluding peripherals) will grow from approximately $50 billion in 1997 to approximately $80 billion in 2001.

TRADITIONAL COMPUTER RETAILING
------------------------------

     The traditional computer retail industry includes both store and catalog-based companies. The Company believes that these retailers face inherent structural limitations that may not allow them to take full advantage of the growing worldwide market for computer hardware and software. The computer industry is characterized by a broad array of products, rapid product obsolescence and continuous new product introductions.

     Store-based retailers have limited shelf space due to costly inventory and real estate investment considerations that limit the number of SKUs they can offer to their customers. The Company believes that large store-based retailers typically carry only 4,000 SKUs. As a result, hardware and software manufacturers compete for scarce retail shelf space and access to the large distributors who supply the store-based retailers. Thus, manufacturers incur a significant expense to gain this access, and retailers face the risk of carrying inventory that may quickly become obsolete. In addition, the store-based retailers' merchandising process, which requires that the retailer physically obtain, set up and display the product, limits the speed at which these retailers can change their merchandise mix and offer new products. Further, because store-based retailers must make significant investments in inventory, real estate and personnel at each location, they are not quickly able to expand into new geographic regions. Personnel costs also limit the hours during which store-based retailers may operate, thereby limiting customer convenience. Moreover, store-based retailers face challenges in hiring, training and maintaining knowledgeable sales staff conversant and up to date on the broad array of hardware and software products.

     While catalog retailers provide customers with the convenience of shopping from home or the office at flexible times, the number of SKUs they can feature and the product information they can provide are limited due to catalog mailing, printing and other related expenses. The Company believes that a typical catalog retailer carries between 15,000 and 20,000 active SKUs, but only features between 2,000 and 3,000 SKUs in any single catalog. Further, the catalog shopping experience is, in general, neither interactive nor personalized, yet requires extensive personnel support and manual intervention on behalf of the retailer to take and process orders. The Company also believes that many catalog retailers focus primarily on the corporate market.

     The Company believes that the business model of the traditional computer retail industry results in inefficiencies that are exacerbated by, among other things, the broad array of products and the rapid change that characterize the computer industry. The Company believes that internet-based computer retailers are well positioned to solve these inefficiencies.

VTC DIFFERENCE
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     The Company understands the key business challenges of the computer retailing industry and uses the unique environment of the internet to address those challenges. The key operating advantages of the Company's online store are:

     o Attractive Economics of the "Virtual" Store. As an internet-only merchant, the Company enjoys structural economic advantages relative to traditional retailers including:

        (i)     lower-cost and essentially unlimited "shelf space,"
        (ii)    flexible advertising and affordable merchandising opportunities,
        (iii)   lower personnel requirements,
        (iv) scaleable technology and systems that can serve a fast-growing customer base and
        (v) the ability to serve a worldwide customer base from a single, domestic location.

     o Leverage. The Company's investments in its web site, content, marketing and technology will be leveraged over a growing global sales base resulting in substantial economics of scale that the Company believes should enable it to achieve greater operating margins than traditional computer retailers.

     o One-Stop Shopping. Because the Company's "shelf space" is low-cost and essentially unlimited, the Company offers a broad selection that would be economically or physically impractical to stock in a store or to include in a typical mail-order catalog. The Company currently offers more than 42,000 hardware, software and peripheral SKUs. The Company's product selection includes computer hardware such as PC desktops and laptops, personal digital assistants ("PDAs"), printers, modems, memory and accessories, packaged software for both home and office use, games and utilities. These products are produced by a wide variety of manufacturers that include

IBM, Toshiba, Hewlett Packard, 3Com, Connectix, Intel, Symantec, Epson, Electronic Arts, Acer, Compaq and Broderbund.

     o Global Customer Base. With its global reach, the Company can deliver a broad selection of products to customers in international, rural or other locations that cannot support large-scale physical stores. Orders for in-stock items are generally processed for next morning delivery throughout the United States and delivery within 72 hours internationally. In addition, the accessibility of the site 24 hours a day, seven days per week, enables the Company to offer the same retail experience to customers around the world.

     o Value-Added Online Content. In addition to offering the products themselves, VTC's site delivers value-added content, including extensive product descriptions and free shipping of all merchandise.

     o Convenient 24-Hour Shopping. Purchasing items from VTC is more convenient than shopping in a physical store or through a catalog. The VTC web site is open 24 hours a day, seven days per week, and may be reached from the buyer's home or office. The Company has found that its customers access the site around the clock. The Company believes that customers may buy more items because they have more hours to shop, can act immediately on impulse purchases and can more easily locate items that are hard to find in stores or catalogs.

     o Customer Service. In addition to the product and order tracking information that is available on VTC's web site, the Company provides pre- and post-sales support via both email and toll-free telephone service. For the three and nine months ended October 31, 1998, approximately 50% and 40% of orders, respectively, were placed directly on the Company's web site. Customers contact the Company to obtain guidance for product selection, learn about product compatibility and availability and, if they wish, place orders. Once an order is placed, customers can view order tracking information on the web or contact the Company's customer service department to obtain the status of their order and, when necessary, resolve order and product questions. The Company trains its sales and customer service representatives to offer solutions and extend the level of service needed to satisfy the customer.

     o On-Site Service. VTC offers its customers on-site service for most products in the United States. For a nominal fee based upon the amount of purchase, the consumer may extend the manufacturer's warranty to provide on-site service at the customer's home or office location. VTC contracts with several third party vendors to provide such service. The Company generally guarantees a service call within 24 hours in most metropolitan areas. The Company creates an additional revenue stream with the sales of service contracts.

     o Lower-Cost, Alternative Distribution Channel for Manufacturers. VTC offers manufacturers a direct, lower-cost retail channel. In contrast to store-based retailers that often charge for shelf space and catalog retailers that often require up-front payments, all of VTC's products are carried free of charge. In addition, the Company can offer manufacturers special merchandising opportunities, such as bundling of products and advance demand information on new product introductions, at very low or no cost. These programs can be introduced with minimal lead time because of the flexibility of the internet as a marketing medium in publishing and disseminating new information.

     o Free Shipping. VTC provides free shipping on most domestic orders. The Company believes that this program generates substantial good will and consumer loyalty. To date, the Company's vendors generally have absorbed such shipping charges. There is no assurance that VTC's vendors will continue to offer this program to the Company.

STRATEGY
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     VTC's objective is to operate the premier internet web site for speed, power and graphics through its innovative and focused marketing strategy, depth of product selection, competitive pricing and high quality content. The Company's niche market focus is based upon the premise that consumers are generally overwhelmed by the information available to them through different media, including the internet. Research conducted by International Data Corporation ("IDC") has found that people searching for information about computer hardware and software generally have a very difficult time even getting close to articles about the products they care about. By offering consumers an array of selective, high-performance brand name computing equipment, easy navigation, around the clock shopping convenience and competitive pricing, the Company believes it can achieve a preeminent niche position among computer retailers. Key elements of VTC's strategy include the following:

     o Niche-Oriented Strategy. A number of traditional computer retailers and manufacturers have created web sites to sell various computer equipment over the internet. However, most of these sites are targeted towards the mass market, much like the phenomenon observed in the physical retail world. The Company's strategy is to target sophisticated computer and internet users who demand high performance from their systems and are constantly seeking upgrades for their equipment.

     o Product Availability. The Company believes that its targeted customers have varied and unique needs for computer hardware and software products. Through VTC's affiliation with Ingram, Tech Data and other suppliers, the Company offers what management believes to be a broad product mix. By its acquisition of GTI, the Company has further leveraged its increased buying power to further increase the number of available products.

     o Favored Demographics. VTC's initial target market is comprised of individuals who are 26 years of age or older, predominately male, well educated and are proficient with computers and the internet. According to New Century Network's reader survey, over 55% of these internet users have an annual household income of over $50,000 and are twice as likely to purchase over the internet than the average internet user.

     o Web-Based and Traditional Advertising. The Company utilizes aggressive online advertising to promote both its brand name and specific merchandising opportunities on a wide variety of web sites, including major content and service providers, targeted computer-related sites and niche, special interest sites. As the Company grows, it also intends to advertise in trade journals and magazines that are typically read by its targeted customers.

     o Linking and Affiliate Programs. To direct traffic to its web site, the Company has created inbound links that connect directly to virtual-world.com from other sites on the web. These links allow potential customers to simply click on the link to become connected to the Company's web site. In addition, the Company is developing private web sites for various user groups. For example, the Company has recently entered into arrangements with the University of Minnesota and with the Minnesota Service Cooperatives, a group comprising all of Minnesota's elementary schools, to develop proprietary web sites offering hardware and software products at special pricing for school students and faculty.

THE VTC RETAIL EXPERIENCE
-------------------------

     The Company believes its web site is attractive, easy to navigate and offers distinctive competitive advantages. The user interface is simple yet professional and straightforward, designed to cater to the knowledgeable technology consumer. Consumers may browse the database of over 42,000 items or may selectively search and view technical "notes" or product specifications as desired prior to purchasing online. Once a product has been selected, the consumer may simply click on the item, which then goes into a "shopping cart" to be added to other items until the consumer's shopping trip is complete. All of the Company's products may be reviewed and purchased "online" without having to go to a retail location. The Company provides graphic detail of products along with manufacturer specifications.

     The Company has embarked on an initiative to implement "one click" purchasing. This initiative will enable increased sales due to minimizing the information the consumer will have to key in to make a purchase. Under the "one click" system once a product is selected, a credit card holder may only have to input their four-digit access number or a password in order to provide the Company with all of the pertinent purchasing information. The "one click" system will directly interface with the Company's E-Comm system to perform all the processes in the background, transparent to the consumer, which will get the order placed.

     The Company enters into special agreements from time to time directly with manufacturers to provide value added packages or special bargains. VTC is currently working with manufacturers to establish cooperative marketing agreements whereby VTC would receive funds from the manufacturers to reimburse VTC for some marketing costs.

     VTC offers a free shipping program for the domestic United States that it believes has been favorably received. Overseas orders are shipped and fulfilled via Ingram, which acts as the Company's customs agent and processor. Overseas orders are handled the same as domestic orders, and the process of delivery is transparent to the customer as well as VTC. Invoices and packing slips reflect VTC's name so the customer can immediately identify VTC as the shipper.

     Currently, VTC encourages customers to phone in and use the Company's inbound call center Monday through Friday from 7:30 a.m. - 7:30 p.m. and Saturday from 9:00 a.m. to 2:00 p.m. The Company believes that having the opportunity to speak with the customer will enhance the likelihood that the customer will increase the size of the order and that the price point of the average sale will also increase. The Company, by design, does not have an automated inbound call system. The Company's philosophy is that consumers have the ability to buy online or via an automated transaction at any time. The assumption is that, once the customer has called, he or she has made the decision to speak with someone directly at the Company for some sort of support. The objective is to expedite that request and not subject the consumer to further automation or digital routing systems. The Company augments its customer service systems with various tracking software and contextual reference databases.

     Customer Service is provided via the web site 24 hours a day, 7 days a week, and in person Monday through Friday from 7:30 a.m. to 7:30 p.m. CST. Customers may track shipments via Federal Express or United Parcel Service directly through VTC's web site or via hot links to the respective shippers' sites.

MARKETING AND PROMOTION
-----------------------

     In order to reach its desired demographics, VTC utilizes a number of internet-based marketing initiatives, including banner advertising, reciprocal linking and participation in newsgroup posting. VTC is listed on CNET (www.computershopper.com, www.computers.com and www.gamecenter.com) www.pricewatch.com, ZDNet (www.zdnet.com) and PCWORLD (www.pcworld.com), as well as with various web sites and search engines providing consumer price comparisons. None of such web sites is incorporated by reference into this Form 10-SB. These web sites publish prices from multiple sellers along with instructions to take consumers directly to the internet location where the equipment can be purchased. The Company has direct links from various web sites, including the CNET and ZDNet and PCWORLD sites. The ZDNet web site currently provides VTC with exclusive advertising in the "hardware," "monitor" and "printer" categories. Through January 1999, VTC has contracted for over 80% of the ads on CNET's computers.com for the same categories and CNET also provides certain exclusive advertising for the Company. In March 1998, VTC contracted for certain exclusive advertising space at www.gamecenter.com. VTC is also listed on several other "shopping guide" web sites, with plans to add more in the near future. VTC is also listed on six other "shopping guide" web sites, with plans to add more in the near future. The advertising on these sites combined with secure ordering, technology reviews for users and same day shipping constitute the core of the marketing program. In addition, the Company plans to leverage its presence in the newsgroup and email arena to promote additional brand awareness of its virtual-world.com web site. The Company also intends to advertise in trade journals and magazines read by its targeted customers.

WAREHOUSE AND FULFILLMENT
-------------------------

     VTC uses its subsidiary GAC and alliances with Ingram and Tech Data to provide the Company with a "virtual inventory" of hardware and software products for its site. As a result, the Company carries no inventory of products obtained through Ingram or Tech Data and relies on both to fulfill customers' orders. In addition to providing a "virtual inventory" and order fulfillment for the Company, Ingram and Tech Data also provides VTC with shipping and post-sale customer support. GTI also performed similar functions for VTC on an outsourced basis prior to the Company's acquisition of all the assets of GTI on January 28, 1999. See "Business Overview." The Company expects GTI to continue to perform inventory management and fulfullment services for VTC in the future.

     The Company utilizes a secure server to process all customer orders. After a customer enters an order, an email is sent to the customer confirming the purchase. Once the credit card information is authenticated, the order is forwarded to one of the Company's suppliers. Orders that are placed before 5:00 p.m. (Pacific Time) are generally shipped the same day. An email confirmation is sent to the customer immediately following the shipment of the products. Customers may check the shipping status and the inventory availability directly through the web site. VTC's transaction-processing system is integrated with its accounting and financial system through a common Microsoft Access-based database. The integrated system allows management to more effectively manage its operations.

TECHNOLOGY
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     The Company has implemented a broad array of site management, search, customer interaction, transaction-processing and fulfillment services systems using a combination of its own proprietary technologies and commercially available, licensed technologies. The Company's current strategy is to license commercially available technology whenever possible rather than seek internally developed solutions. VTC intends to focus its efforts primarily in enhancing and promoting its web site.

     The Company hosts its web site in a Verio facility, located in Viena, VA. The Company currently employs four individuals to design and maintain its
virtual-world.com web site.    In addition, the Company uses Verio's National
Network for its web site back-up.

     Verio provides VTC access to high-capacity, dynamic and dedicated Internet connectivity at the complete range of commercial strength bandwidths through its high-performance national network. Management believes that Verio's high performance national network is fast, reliable and scalable. It combines key components that are critical to the operation of a state-of-the-art Internet service: a high capacity national backbone, a 24 hour National Operating Center
(NOC) and superior engineering support services. The national network links members of the Verio group of Internet Service Providers to each other and to the key national exchange points - MAE West, MAE East and NY NAP - as well as to the Digital Internet Exchange, located in Palo Alto, California. The network features OC3 and DS3 links, as well as Cisco 7500 series router technology, which connect the national exchange points and Verio access points.

     In January, 1999, VTC and Ingram jointly developed and implemented a system to fully integrate the front and back office functions of the two companies.
The system is intended to
provide for a seamless throughput of customers' orders, credit authorization, posting of the sale in the accounting system and placing the order with the "least-cost" supplier, all within 30 seconds of each sale. This system utilizes Secure Socket Layer (SSL) of the HTTP protocol for all transactions involving credit card information. Utilizing this standard and CyberSource IVS technology, the Company protects against fraudulent transactions. The system is designed to enable real-time and price availability from the least cost vendor and to facilitate "one-click" ordering, processing and fulfillment.

RISK MANAGEMENT
---------------

     Year 2000 Compliance. The Company has developed, implemented and deployed its internal computing systems, including those for order taking, processing and fulfillment, within the past twelve months and believes that such systems have been designed to properly recognize and process transactions into the year 2000. The Company is currently developing a plan to address Year 2000 compliance issues with GTI. The Company cannot assure that its banks, vendors and others with whom it conducts business have Year 2000 compliance systems.

     Contingency Plan. VTC has a disaster recovery and contingency plan designed to restore Company operations within 24 hours of incurring a major disaster to one of its facilities. The Company's internet servers are hosted off site by Verio, a major Internet Service Provider headquartered in Englewood Colorado. In the event of a server failure at one of Verio's facilities, Verio can activate redundant systems, which are separated by different power and telephone grids.

     Key Personnel.   The Company's performance is substantially dependent on
the continued services and performance of its senior management and other key personnel, particularly Ken Israel and Greg Appelhof, its Chairman and CEO, respectively. The Company's performance also depends on the Company's ability to retain and motivate its other officers and key employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, financial condition and results of operations.

     Taxation of Internet Transactions. The Company does not currently collect sales or other similar taxes in respect of shipments of goods into states other than Minnesota. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies such as the Company that engage in online commerce. In addition, any new operation by the Company in other states, and the operations of GAC in jurisdictions where it was a physical presence, could subject Company shipments into such states to state sales taxes under current or future laws. A successful assertion by one or more states or any foreign country that the Company should collect sales or other taxes on the sale of merchandise could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION
-----------

     The online commerce market is new, rapidly evolving and intensely competitive. Current and new competitors can launch new sites at a relatively low cost. In addition, the computer products retail industry is intensely competitive. The Company currently or potentially competes with a variety of other companies. These competitors include:

     (i) various traditional computer retailers, including CompUSA and MicroCenter;
     (ii) various mail-order retailers, including CDW, MicroWarehouse, Insight, PC Connection, and Creative Computers;
     (iii) various internet-focused computer retailers, including Egghead.com, software.net Corporation, NECX Direct, and Cyberian Outpost;
     (iv) various manufacturers that sell directly over the Internet, including Dell, Gateway, Apple and many software companies;
     (v) a number of online service providers, including America Online and the Microsoft Network that offer computer products directly or in partnership with other retailers;
     (vi) some non-computer retailers, such as Wal-Mart, that sell a limited selection of computer products in their stores; and
     (vii) computer products distributors that may develop direct channels to the consumer market.

     Increased competition from these and other sources could require the Company to respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional strategic alliances or acquisitions, any of which could have a material adverse effect on the business, prospects, financial condition and results of operations of the Company.

     The Company believes that the principal competitive factors in its market are brand recognition, selection, price, variety of value-added services, ease of use, site content, fulfillment, reliability, quality of search tools, customer service and technical expertise. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. In addition, online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the internet and other online services increases. The Company is aware that certain of its competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise, any of which would have a material adverse effect on the Company. Moreover, companies that control access to transactions through network access or web browsers currently promote, and will likely continue to promote, competitors of the Company. There can be no assurance that the Company will be able to respond effectively to increasing competitive pressures or to compete successfully with current and future competitors.

SUPPLIERS
---------

     The Company purchases a substantial portion of its products from GTI, Ingram and Tech Data. Prior to the GTI acquisition, the Company carried no inventory and relied to a large extent on rapid fulfillment from these and other vendors. As a result of the GTI acquisition, the Company expects that GTI will continue to be a substantial supplier of products to VTC. The Company has no long-term contracts or arrangements with Ingram, Tech Data or any of its other vendors that guarantee the availability of merchandise, the continuation of particular payment terms, or the extension of credit limits. There can be no assurance that the Company's current vendors will continue to sell merchandise to the Company on current terms or that the Company will be able to establish new or extend current vendor relationships to ensure acquisition of merchandise in a timely and efficient manner and on acceptable commercial terms. If the Company were unable to develop and maintain relationships with vendors that would allow it to obtain sufficient quantities of merchandise on acceptable commercial terms, its business, prospects, financial condition and results of operations would be materially adversely affected.

TRADEMARKS AND PROPRIETARY RIGHTS
---------------------------------

     The Company regards its copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success and relies on trademark and copyright law, trade secret protection, and confidentiality, and/or license agreements with its employees, customers, partners, and others to protect its proprietary rights. The Company intends to apply for Federal trademark registration of its name and logo. There is no assurance that such applications will be granted. Further, effective trademark, service mark, copyright, and trade secret protection may not be available in every country in which the Company's products and services are made available online. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, trade dress, and similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against the Company.

EMPLOYEES
---------

     As of February 8, 1999, the Company employed 58 full-time employees, including the GAC operations.

FINANCING MATTERS
-----------------

     In February 1999, the Company and GAC entered into a Loan and Security Agreement with Coast Business Credit ("CBC"), a division of Southern Pacific Bank (the "Coast Agreement"). Under the Coast Agreement, the Company and GAC may borrow up to $10,000,000 based upon eligible receivables and inventory at an interest rate equal to 1.5% in excess of the bank's reference rate. As part of the overall credit facility, the Company and GAC may borrow up to $250,000 for capital expenditure purchases at an interest rate equal to 2% in excess to the bank's reference rate, not subject to eligible receivables and inventory. Further, the

Company and GAC may borrow up to $500,000 at an interest rate equal to 2% in excess of the bank's reference rate, payable in 24 equal monthly installments, also not based on eligible receivables and inventory. As of February 12, 1999, the Company and GAC owed $0 under the Coast Agreement. The Company and GAC intend to use $3,500,000 of the proceeds from the Coast Agreement to retire a portion of the promissory notes due to GTI in connection with the acquisition of its assets. In consideration of the Coast Agreement, the Company has granted CBC a three-year warrant to purchase 500,000 shares of the Company's Common Stock at an exercise price equal to the average stock price of the previous thirty trading days immediately proceeding the closing date. The Company has agreed to register under the Act the resale of the shares underlying the warrant upon CBC's demand.

ITEM 7. DESCRIPTION OF PROPERTY

FACILITIES
----------

     The Company leases approximately 1,500 square feet of office space at 3100 West Lake Street, Suite 400, Minneapolis, Minnesota pursuant to a 5-year lease with payments of approximately $2,500 per month. In addition, the Company leases approximately 1,500 square feet of office space at 1422 West Lake Street, Minneapolis, Minnesota pursuant to a month-to-month lease with payments of approximately $2,000 per month. The Company anticipates locating to a larger facility in 1999.

     GTI's executive offices and principal warehouse space is located at 7615 Golden Triangle Drive, Suite G, Eden Prairie, Minnesota. Additional GTI facilities are located at 4685 S Ashe Ave, Tempe, Arizona, and 233 Needham Street, Newton, Massachusetts.

     GTI leases approximately 11,000 square feet of space in Minnesota with payments of approximately $8,600 per month. In addition, GTI's facility in Arizona is approximately 11,000 square feet with payments of approximately $8,600 per month and the facility in Massachusetts approximately 3,000 square feet with payments of approximately $3,300 per month. All of the GTI leases have expiration dates of within 13 months from February
12, 1999. GTI has obtained the consent of the landlords of such facilities to the assignment of the leases to GAC.

ITEM 8. EXECUTIVE OFFICERS, DIRECTORS AND ADVISORS

EXECUTIVE OFFICERS AND DIRECTORS
--------------------------------

     KENNETH M. ISRAEL, 47. Mr. Israel has been Chairman and a director of the Company since February 1996 and was Chief Executive Officer between February 1996 and November 1998. Between March 1989 and January 1996, Mr. Israel served as Chairman of Exchange Resources, Inc. ("ERI"), a company specializing in disaster recovery services and facilities. Between 1981 and 1987, Mr. Israel was the Regional Manager of Lanier Business Products, a company that was later acquired by Harris Corporation, where he became Director of R&D. From 1979 to 1981, Mr. Israel was the General Manager of Pi Engineering, where he was the Project Manager for the redesigning and rebuilding of the security and communications systems for Northern States Power nuclear plants. Prior to 1979, Mr. Israel served for five years as a Regional Service Manager with Raytheon Data Systems with responsibility for the Southeastern United States and Central and South America.

     GREGORY A. APPELHOF, 36. Mr. Appelhof became President of the Company in October 1998 and became Chief Executive Officer and a director in November 1998. Prior to joining the Company, he served eleven years with GTI, most recently as Vice President of Sales.

     JOHN L. HARVATINE, 48. Mr. Harvatine became Chief Financial Officer of the Company in January 1999. Between 1997 and 1998, he served as Chief Financial Officer of CyberStar Computer Corporation. Between 1987 and 1996, he served in a variety of financial positions with AmeriData Technologies, Inc., most recently as Chief Financial Officer. From 1986 to 1987, he served as Controller of Fisher Cheese Co. From 1973 to 1986, Mr. Harvatine served in various management positions with The Pillsbury Company, most recently as Accounting Manager - Marketing.

     STEVEN M. MIHM, 47. Mr. Mihm became Vice President of Sales and Marketing for the Company in October 1998. Between 1996 and 1998, he was a Vice President of Product Marketing with GE Capital, Inc. Between 1993 and 1996, Mr. Mihm was Vice President of Sales of AmeriData Technologies, Inc. Mr. Mihm served as a corporate account executive with Apple Computer, Inc. between 1987 and 1993 and in a similar capacity with Nynex between 1986 and 1987. Prior thereto, Mr. Mihm was a corporate account executive with IBM Corp. for 13 years.

     JEFFREY MAYNARD, 54. Mr. Maynard has been Executive Vice President of Technology and a director of the Company since February 1996. Mr. Maynard has more than 30 years of experience as an information technologist. Between 1990 and 1993, he was Development Director for Mercury Communications. Mr. Maynard served as Managing Director for Mtel Corp. and SkyTel Ltd. between 1989 and 1990. Between 1993 and 1996, Mr. Maynard was the Chief Executive Officer of Secure Backup Systems, a company he formed to deliver the first public data vaulting service.

     JOHN BAKER WELCH, 44. Mr. Welch has been a director of the Company since November 1998. He has been a Vice President since 1988 of Rothschild Investment Corporation, an independent registered investment advisor in Chicago. A graduate of Carthage College and the New York Institute of Finance, Mr. Welch was previously an investment officer with Bear Stearns & Co., Inc. and Bach Halsey Stuart Shields.

     REUBEN S. TATZ, 55. Mr. Tatz has been a director of the Company since 1998. Since 1987, he has served in a variety of positions with National Westminster Bank plc, currently as Executive Vice President and Managing Director of the New York branch. Between 1973 and 1987, Mr. Tatz worked in the U.S. Department of Treasury where he headed the international and domestic banking programs for the Internal Revenue Service and served as a Senior Regional Analyst to the U.S. Department of Treasury Assistant Regional Commissioner (North Atlantic Region) on International Tax matters and frequently served as a member of U.S. delegations dealing in treaty exchanges.

ADVISORS
--------

     JERRE L. STEAD, 56. Mr. Stead became Chairman of the Board and Chief Executive Officer of Ingram in August 1996. Mr. Stead served as Chief Executive Officer and Chairman of the Board at LEGENT Corporation, a software development company, from January 1995 to August 1995. Prior to that, Mr. Stead was Executive Vice President, Chairman and Chief Executive Officer of AT&T Corp. Global Information Solutions (NCR Corporation) from May 1993 to December 1994 and President and Chief Executive Officer of AT&T Corp. Global Business Communication Systems from September 1991 to April 1993. He was Chairman, President and Chief Executive Officer of Square D Co., an electronics manufacturer, from September 1988 to August 1991. He is on the Board of Directors of Armstrong World Industries, Inc., American Precision Industries, Inc. and TJ International, Inc. Mr. Stead is Chairman of the Board of the Center of Ethics and Values at Garrett Seminary on the Northwestern University campus.

     PAUL BARRY-WALSH, 43. Mr. Barry-Walsh has served since 1986 as the Co-Chairman and Managing Director of SafetyNet plc, a London-based firm specializing in disaster recovery services. He is on the board of directors of Odyssey, a Luxembourg Software house and a start-up leasing company in London.

     J. PHILLIP SAMPER, 64. Mr. Samper currently serves as Chief Executive Officer and President of AVISTAR Systems Corp., a video collaboration company. Mr. Samper was previously Chairman, Chief Executive Officer and President of Quadlux, Inc., a commercial and residential cooking appliances company from 1996 to 1997, Chairman and Chief Executive Officer of Cray Research, Inc., a computer products company, from May 1995 to March 1996, President and Chief Executive of Sun Microsystems Computer Corporation from January 1994 to March 1995, and Managing Partner of FRN Group, a private investment consulting firm, from February 1991 until January 1994. He also serves as a Director of Ingram, Armstrong World Industries, Inc., The Interpublic Group of Companies and Sylvan Learning Systems, Inc.

ITEM 9. REMUNERATION OF DIRECTORS AND OFFICERS

Executive Compensation
----------------------

     The following table summarizes the amount of compensation paid to the Company's executive officers for the fiscal years ended January 31, 1997 and 1998. No other executive officers had aggregate salaries and bonuses that exceeded $100,000.

                  NAME AND PRINCIPAL POSITION               YEAR     SALARY
                  ---------------------------               ----     ------

           Kenneth Israel, Chief Executive Officer          1997    $ 50,000 (1)
                                                            1998    $150,000 (1)

           Jeff Maynard, Executive VP-Technology            1997     $50,000 (2)
                                                            1998     $20,000 (2)

____________________
     (1) Mr. Israel received 909,091 and 600,000 shares of the Company's Common Stock in lieu of salary for the fiscal years ended January 31, 1997 and 1998, respectively.
     (2) Mr. Maynard received 300,000 and 200,000 shares of the Company's Common Stock in lieu of salary for the fiscal years ended January 31, 1997 and 1998, respectively.

EMPLOYMENT AGREEMENTS
---------------------

     In October 1998, the Company and Mr. Appelhof agreed, in principal, to enter into an employment agreement whereby Mr. Appelhof will receive an annual salary of $150,000, with a quarterly guaranteed $25,000 bonus and a quarterly performance bonus awarded based upon the Company reaching certain performance goals. Under the negotiated agreement, Mr. Appelhof is to be granted options to purchase 250,000 shares of the Company Common Stock at $1.00 per share. One-half of such options vested immediately upon Mr. Appelhof's employment and the other half vests in April 1999, assuming Mr. Appelhof's continued employment with the Company. Mr. Appelhof is to be granted options to purchase an additional 1,000,000 shares of the Company's Common Stock at 75% of the average closing bid price of the Company's Common Stock for the 10 trading days immediately preceding (and excluding) the vesting date of the shares. 250,000 of such options vest in each of April 1999, October 1999, April 2000 and October 2000. All vested options granted pursuant to the employment agreement will be exercisable until October 2003. The Company also has agreed to provide Mr. Appelhof with a monthly vehicle allowance of $500.

     In January 1999, the Company and Mr. Harvatine agreed, in principal, to enter into an employment agreement whereby Mr. Harvatine will receive an annual salary of $100,000, with a $25,000 bonus awarded based upon the Company reaching certain performance goals. Mr. Harvatine is to be granted options to purchase 250,000 shares of the Company Common Stock at 75% of the average closing bid price of the Company's Common Stock for the 10 trading days immediately preceding (and excluding) the vesting date of the shares. One-quarter of such options vested immediately upon Mr. Harvatine's employment; one-quarter vests in July 1999; one-quarter vests in January 2000; and the remaining one-quarter vests in January 2001, assuming Mr. Harvatine's continued employment by the Company. All vested options granted pursuant to the employment agreement will be exercisable until January 2004. The Company also has agreed to provide Mr. Harvatine with a monthly vehicle allowance of $400.

DIRECTOR COMPENSATION
---------------------

     The Company intends to compensate each director, including directors who are executive officers, employees and affiliates of the Company, with a grant of a five-year option to purchase 30,000 shares of the Company's Common Stock. The options will vest at the rate of 10,000 shares per year over three years commencing on the date of grant and will be exercisable at $1.00 per share for those directors appointed before 1998 and exercisable at $1.50 per share for those appointed in 1998. In addition to the grant of options, a Compensation Committee will be formed to determine the amount of fees, if any, that will be paid to directors for their participation on the Board of Directors. The Compensation Committee will consist solely of non-affiliated independent directors. All directors will be reimbursed for expenses incurred in connection with attendance at Board and Committee meetings.

BENEFIT PLANS
-------------

     Other than establishing a medical insurance plan and stock incentive plan for employees, the Board of Directors has not taken action with respect to the establishment of any other employee benefit plans, such as bonus, profit sharing, pension, retirement and life and disability insurance, or similar plans and programs. It is presently contemplated that the Board of Directors will take action to institute one or more of such plans and programs in the near future.

MR. ISRAEL'S HEALTH ISSUES
--------------------------

     In June 1998, Mr. Israel was diagnosed with large cell B lymphoma. He received chemotherapy treatments between June 1998 and January 1999. Although to date, Mr. Israel's cancer has not materially affected his ability to perform his duties for the Company, there can be no assurance that Mr. Israel's illness will not affect the Company in the future.

ITEM 10. PRINCIPAL SHAREHOLDERS

     The following table sets forth information as of February 9, 1999 regarding the ownership of the Company's common stock by officers and directors and those persons known by the Company to be beneficial owners of 5% or more of such stock. Each shareholder has sole voting and investment power with respect to the shares shown as beneficially owned, except as otherwise indicated in a footnote.

     Name                        No. of Shares (1)       Percentage of Shares(1)
     ----                        -----------------       -----------------------

     Kenneth Israel (2)                2,224,748(3)                8.7%
     Jeff Maynard (2)                    850,000(4)                3.3%
     Mary Joy Stead                    1,494,000(5)                5.9%
     Harry Lowell                      7,716,100(6)               30.1%
     John Welch (2)                      610,000(7)                2.4%
     Greg Appelhof (2)                   606,666(8),(9)            2.3%
     John Harvatine (2)                   62,500(9)                  *
     Reuben Tatz (2)                      10,000                     *
     Stephan Herold                    2,133,564(10)               8.4%
     Fontenelle, LLC                   1,725,000                   6.9%
     All Officers and Directors
     as a group (6 persons)            4,363,914(11)              16.9%


     * Denotes less than 1%
     (1) Shares issuable upon the exercise of outstanding stock options and warrants that are currently exercisable or become exercisable within 60 days from the date hereof are considered outstanding for the purpose of calculating the percentage of Common Stock owned by such person and owned by a group, but not for the purpose of calculating the percentage of Common Stock owned by any other person.
     (2) The address of each of these executive officers or directors is: c/o Virtual Technology Corporation, 3100 West Lake Street, Suite 400, Minneapolis, Minnesota 55416.
     (3) Includes 366,000 shares issuable pursuant to options and warrants which are currently exercisable.
     (4) Includes 260,000 shares issuable pursuant to options and warrants which are currently exercisable.
     (5) Includes 50,000 shares issuable pursuant to warrants which are currently exercisable.
     (6) Includes 158,800 shares issuable pursuant to warrants which are currently exercisable. Includes shares owned by Laurel Management Co., a company owned entirely by Mr. Lowell.
     (7) Includes 50,000 shares issuable pursuant to warrants which are currently exercisable.
     (8) Includes 53,333 shares issuable pursuant to warrants which are currently exercisable.
     (9) Includes 500,000 and 62,500 shares issuable pursuant to options that will be granted to Mr. Appelhof and Mr. Harvatine, respectively, pursuant to their yet-to-be signed employment agreements.
     (10) Includes 213,330 shares issuable pursuant to warrants which are currently exercisable.
     (11) Includes 729,000 shares issuable pursuant to options and warrants which are currently exercisable.

OPTIONS/WARRANTS
----------------

     The following table sets forth information as of February 12, 1999 regarding outstanding options and warrants to executive officers and directors:


                                                                  Exercise Price per
     Name       Options/Warrants    Date Issued         Term      Share
--------------  ----------------    -----------         ----      -----
Kenneth Israel            30,000    June 17, 1996      5 years    $1.00
                          56,000    June 27, 1996      5 years    $1.00
                          30,000    March 31, 1998     5 years    $0.25
                         200,000    March 18, 1996     5 years    $0.25
                          50,000    June 15, 1996      5 years    $1.00
Greg Appelhof             53,333    August 19, 1998    2 years    $1.00
                         250,000    October 8, 1998    5 years    $1.00
                       1,000,000    October 8, 1998    5 years    To be determined
John Welch                50,000    June 23, 1997      3 years    $0.25
Jeff Maynard              80,000    June 17, 1996      5 years    $1.00
                          30,000    March 31, 1998     5 years    $0.25
                         150,000    March 18, 1996     5 years    $0.25
                          50,000    June 15, 1996      5 years    $1.00
John Harvatine            62,500    January 4, 1999    5 years    $2.28
                         187,500    January 4, 1999    5 years    To be determined

     In addition to the options and warrants held by executive officers and directors as described above, the Company currently has outstanding an aggregate of 4,207,933 options and warrants to purchase Common Stock at exercise prices ranging between $0.25 and $5.00 per share. Such options and warrants expire at various times through January 2004. The Company has agreed to register the resale of an aggregate of 2,170,000 of the shares underlying such options and warrants under the Act either upon the demand of the holders or coincident with certain other registrations under the Act.

ITEM 11. CERTAIN TRANSACTIONS

GTI ACQUISITION
---------------

     Greg Appelhof, VTC's President and Chief Executive Officer, formerly was with GTI for 11 years, most recently as Vice President of Sales. The Company acquired substantially all of the assets and assumed certain liabilities of GTI on January 28, 1999 for an aggregate purchase price of $10,142,740. Mr. Appelhof purchased the right to be treated as though he were a 20% owner of GTI's stock in the event of a sale of GTI for purposes of distributing the proceeds of such sale to GTI's stockholders. Mr. Appelhof entered into this agreement with GTI's sole stockholder Stephan G. Herold.

LOANS FROM RELATED PARTIES
--------------------------

     Between March 1997 and June 1998, the Company received loans from Kenneth Israel, its CEO, Kate Israel, his daughter and certain companies under his control for loans in the total amount of $371,543. These loans bear interest at 10% per annum and are due in fiscal year 2001. As of January 31, 1999, the total outstanding balance, including interest, was $427,766. On February 9, 1999, the Company repaid Mr. Israel $147,300 of the total amount due. Mr. Israel and the Company have agreed to convert the balance outstanding, including any interest, into the Company's Common Stock at some future date.

     In October 1998, the Company issued a promissory note to Harry Lowell, a major shareholder of the Company, in the amount of $40,000 with an interest rate of 10%, due on November 20, 1998. The Company and Mr. Lowell have agreed to extend the due date of the note to April 14, 1999.

     In October 1998, the Company issued a promissory note to John Welch, a Director and major shareholder of the Company, in the amount of $5,000 with an interest rate of 10%, due on November 20, 1998. The Company and Mr. Welch have agreed to extend the due date of the note to April 14, 1999.

LOANS FROM STOCKHOLDERS (CONVERTIBLE DEBENTURES)
------------------------------------------------

     Between January and March 1997, the Company issued two Convertible Debentures to Jerry Stead, a member of the Company's Advisory Board, in the aggregate amount of $150,000 with an interest rate of 12%. The Debentures, along with the outstanding interest, were converted in May 1998 into an aggregate of 694,000 shares of the Company's Common Stock, issued in the name of his wife, Mary Joy Stead, a major shareholder of the Company.

     Between June and July 1997, the Company issued two Convertible Debentures to Harry Lowell, a major shareholder of the Company, in the aggregate amount of $150,000 with an interest rate of 12%. These Convertible Debentures, along with all outstanding interest were converted in January 1999 into an aggregate of 177,443 shares of the Company's Common Stock.

CONSULTING AGREEMENT
--------------------

     In November 1998, the Company entered into an agreement with Fontenelle LLC, a principal stockholder, to provide certain business and public relations consulting services to the Company. In exchange for such services, the Company issued 225,000 shares of its Common Stock and granted 1,000,000 warrants to purchase shares of its Common Stock, at an exercise price of $1.00 per share with a three year term. In 1999, Fontenelle exercised their warrants for $1,000,000.


Additional Issuances of Common Stock
------------------------------------

     In 1996 Ken Israel received an aggregate 1,300,000 shares for cash, expenses and 12 months salary. In 1998, he received 600,000 shares in lieu of $150,000 salary for services performed in fiscal year 1998 and converted $45,000 in Convertible Debentures, plus $8,912 of accrued interest into 175,648 shares.

     In 1996 Jeff Maynard received 300,000 shares in lieu of $50,000 salary for services performed for fiscal year 1997. In 1998, he received 200,000 shares in lieu of $50,000 salary for services performed in fiscal year 1998.

     In 1997 Mary Joy Stead purchased 500,000 shares for $50,000 cash. In 1998 she received 250,000 shares for $250,000 cash. In 1998 she converted $150,000 in Convertible Debentures, plus $23,500 in accrued interest, to 694,000 common shares.

     In 1997 Harry Lowell purchased 275,000 shares for $65,000 cash. In 1997 Laurel Center purchased 318,800 shares for $57,000 cash. In 1998 he purchased 6,405,000 shares for $582,500 cash. In 1998 Laurel Center purchased 100,000 shares for $10,000. In 1999, he converted $150,000 in Convertible Debentures, plus $27,493 in accrued interest, to 177,443 shares.

     In 1997 John Welch purchased 50,000 shares of $5,000 cash. In 1998 he purchased 460,000 shares for $52,250 cash.

     In 1998 Ken Israel, Jeff Maynard, and Reuben Tatz each received 10,000 shares as directors' compensation.

     In 1998, Greg Appelhof purchased 53,333 shares for $20,000 cash.

     In 1998 Stephan Herold purchased 1,333,000 shares for $500,000 cash. Also in 1998, Mr. Herold exercised 213,333 options for $159,999 cash. In 1999, he received 373,571 shares in connection with the Company's acquisition of GTI.

     In 1998, Fontenelle, LLC purchased 500,000 shares of the Company's Common Stock for $500,000 cash.

ITEM 12.  SECURITIES BEING OFFERED

      None.

                                    PART II

ITEM 1. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED
        STOCKHOLDER MATTERS

     The Company's common stock is currently traded on the OTC Bulletin Board under the symbol VTCO.

     The following table sets forth, for the periods indicated, the range of high and low bid prices of the Company's common stock as provided by Metro Data Company. The prices represent quotations between dealers without adjustment for retail markups, markdowns, or commissions and may not represent actual transactions.


------------------------------------------------------------------------------------------------
                              FISCAL YEAR ENDED        FISCAL YEAR ENDED     FISCAL YEAR ENDED
                              JANUARY 31, 1997         JANUARY 31, 1998      JANUARY 31, 1999
------------------------------------------------------------------------------------------------
                              High       Low           High       Low        High       Low
                              ----       ---           ----       ---        ----       ---
FIRST QUARTER (END APRIL)                              13/8       1          19/32      1/2
SECOND QUARTER (END JULY)     No data    No data       11/4       3/4        2 7/16     1/2
THIRD QUARTER (END OCTOBER)   available  available     11/2       5/8        1  3/4     13/16
FOURTH QUARTER (END JANUARY)                           1/4        15/16      9          13/16
------------------------------------------------------------------------------------------------

     The Company has never paid a cash dividend on its capital stock and does not expect to pay a cash dividend in the foreseeable future.

     As of February 3, 1999, the Company had approximately 435 shareholders of record.


ITEM 2.   LEGAL PROCEEDINGS

    None.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     In January 1998, the Company engaged Lurie, Besikof, Lapidus & Co., LLP as its independent public accountants to audit the financial statements as of January 31, 1998 and for the year then ended. The decision to dismiss Copeland, Buhl and Company, PLLP and engage Lurie, Besikof, Lapidus & Co., LLP as the Company's independent public accountants was approved by the Board of Directors. The report of Copeland, Buhl and Company, PLLP as of January 31, 1997 and for the year then ended does not contain an adverse opinion or a disclaimer of opinion, but was qualified with respect to the Company's ability to continue operations as a going concern. Such report was not otherwise qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements with the former auditors on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to the former auditor's satisfaction, would have caused them to make reference to the subject matter in their report. Prior to retaining Lurie, Besikof, Lapidus & Co., LLP, the Company did not consult with Lurie, Besikof, Lapidus & Co., LLP regarding the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on the Company's financial statements or any other matter.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES (LAST THREE YEARS, ENDING FEBRUARY 12, 1999)

     A. Sales for cash consideration to accredited investors only pursuant to Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended (the "Act"):

     In 1996, the Company issued 425,969 shares of its Common Stock for $102,378 to six investors.

     In 1997, the Company issued 1,243,800 shares of its Common Stock for $308,250 to fourteen investors.

     In 1998, the Company issued 11,362,147 shares of its Common Stock for $2,452,024 to thirteen investors.

     Year to date 1999, the Company issued 3,388,008 shares of its Common Stock for $8,558,478 to thirty-one investors.

     B. Sales made solely in exchange for services rendered pursuant to Rule 504 of Regulation D and Section 4(2) of the Act:

     In 1996, the Company issued 2,675,121 shares of its Common Stock to six individuals (all of whom were accredited investors) in exchange for $64,360 of services rendered to the Company.

     In 1997, the Company issued 140,539 shares of its Common Stock to six individuals and entities (three of whom were accredited investors) in exchange for $127,494 of services rendered to the Company.

     In 1998, the Company issued 2,083,532 shares of its Common Stock to thirty three individuals and entities (eight of whom were accredited investors) in exchange for $961,897 of services rendered to the Company.

C.   Issuance of options and warrants involving no sale of securities:

     Between March 1996 and February 1999, the Company granted 39 accredited investors an aggregate of 8,095,099 options and warrants to purchase shares of the Company's Common Stock, exercisable at prices ranging between $.25 and $7.50.

D.   Sales made pursuant to Regulation S of the Act.

     On October 31, 1996, the Company issued 427,500 shares to three individuals in connection with the acquisition of ARL.

     No underwriter was involved in any of the above transactions.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

INDEMNIFICATION
---------------

     The Bylaws of the Company and the statutes of the State of Minnesota give the Company the power to indemnify any director, officer, employee, or agent who was or is a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, against certain liabilities and expenses incurred in connection with the action, suit, or proceeding. The Bylaws of the Company provide that the Company shall indemnify any such directors, officers, employees, or agents to the full extent provided under applicable provisions of the Minnesota Statutes. These provisions do not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty, although, as a practical matter, equitable relief may not be available. In the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act. As a result, the above provisions may not limit liability of the directors for violations of, or relieve them from the necessity of complying with, the federal securities laws.

LIMITATIONS ON DIRECTOR LIABILITY
---------------------------------

     The Company's Articles of Incorporation provide, as permitted by governing Minnesota law, directors of the Company shall not be personally liable to the Company or its shareholders for monetary damages for certain breaches of fiduciary duty. These provisions may discourage shareholders from bringing suit against directors for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on behalf of the Company against directors.

                                    PART F/S

      Included are (i) audited financial statements of the Company for the fiscal years ended January 31, 1998 and 1997 and unaudited financial statements for the nine months ended October 31, 1998 and 1997, (ii) audited financial statements of GTI for the fiscal year ended December 31, 1997 and unaudited financial statements for the fiscal year ended December 31, 1996 and the nine months ended September 30, 1998 and 1997 and (iii) pro forma unaudited financial statements of the Company and GTI combined for the year ended January 31, 1997 and the nine months ended October 31, 1998.

                                      (i)


                          INDEPENDENT AUDITOR'S REPORT



Board of Directors and Stockholders
Virtual Technology Corporation and Subsidiary
Minneapolis, Minnesota


We have audited the accompanying consolidated balance sheet of VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY as of January 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY as of January 31, 1998, and the results of their operations and their cash flows for the year then ended.

The accompanying consolidated financial statements have been prepared assuming that VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company requires additional financing to support operations and has accumulated a deficit during the development stage. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                          /s/ LURIE, BESIKOF, LAPIDUS & CO., LLP
Minneapolis, Minnesota
May 13, 1998

                         [COPELAND BUHL & CO LETTERHEAD]

               Report of Independent Certified Public Accountants




Board of Directors and Stockholders
VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARIES
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheet of Virtual Technology Corporation and Subsidiaries (A Development Stage Enterprise) as of January 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from inception (February 7, 1996) to January 31, 1997. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Ashmount Research Limited (a subsidiary), which statements reflect 4% of consolidated total assets at January 31, 1997, and 0% of consolidated operations for the period ended January 31, 1997. Such financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiary, is based solely on the report of such other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Virtual Technology Corporation and Subsidiaries as of January 31, 1997, and the results of their operations and their cash flows for the period from inception (February 7, 1996) to January 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Companies will continue as a going concern. As discussed in Note A to the financial statements, the Companies require additional financing to support operations and have accumulated a deficit during the development stage. These matters raise substantial doubt about the Companies' ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ COPELAND BUHL & COMPANY P.L.L.P.

April 11, 1997

                  VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                                                                              January 31,
                                                                     ------------------------------        October 31,
                                          ASSETS                        1997               1998               1998
                                                                     -----------        -----------        -----------
                                                                                                           (Unaudited)

CURRENT ASSETS
    Cash                                                             $    26,986        $     3,649        $   136,770
    Accounts receivable                                                   11,764                672            767,227
    Advances to subsidiary                                                60,000                 --                 --
    Inventories                                                               --              8,287             17,664
    Prepaid expenses and deferred costs                                    6,662              3,906            606,029
                                                                     -----------        -----------        -----------
       TOTAL CURRENT ASSETS                                              105,412             16,514          1,527,690
                                                                     -----------        -----------        -----------
EQUIPMENT, net of accumulated depreciation
    of $2,599, $32,303, and $23,786, respectively                         53,416             42,895            166,583
                                                                     -----------        -----------        -----------
INTANGIBLE ASSETS
    Software development costs, net of accumulated
       amortization of $30,000                                           570,000                 --                 --
    Trademarks, patents, and copyrights, net of
       accumulated amortization of $4,167                                245,833                 --                 --
    Goodwill, net of accumulated amortization of $833                     49,167                 --                 --
    Deferred costs                                                            --                 --            140,600
                                                                     -----------        -----------        -----------
                                                                         865,000                 --            140,600
                                                                     -----------        -----------        -----------
                                                                     $ 1,023,828        $    59,409        $ 1,834,873
                                                                     ===========        ===========        ===========
       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
    Accounts payable                                                 $    32,814        $   256,637        $   734,174
    Accrued expenses and other current liabilities                        46,053            479,797            658,350
    Notes payable                                                         37,965                 --            129,148
    Current amount of capital lease obligations                            1,020              1,202             11,810
    Loans from related parties                                                --                 --             45,000
                                                                     -----------        -----------        -----------
       TOTAL CURRENT LIABILITIES                                         117,852            737,636          1,578,482
                                                                     -----------        -----------        -----------
OTHER LIABILITIES
    Loans from related parties                                                --            341,543            371,543
    Convertible debentures                                               135,000            372,000            150,000
    Capital lease obligations, net of current amount                       3,102              1,799             55,025
                                                                     -----------        -----------        -----------
                                                                         138,102            715,342            576,568
                                                                     -----------        -----------        -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)
    Preferred stock - 5,000,000 shares authorized; none issued                --                 --                 --
    Common stock - no par value; 50,000,000 shares authorized;
       shares issued and outstanding - 6,792,098, 8,489,937,
       and 20,518,751, respectively                                    1,632,017          1,975,013          4,690,913
    Accumulated deficit                                                 (829,421)        (3,368,582)        (5,011,090)
    Unearned compensation                                                (34,722)                --                 --
                                                                     -----------        -----------        -----------
                                                                         767,874         (1,393,569)          (320,177)
                                                                     -----------        -----------        -----------
                                                                     $ 1,023,828        $    59,409        $ 1,834,873
                                                                     ===========        ===========        ===========


See notes to consolidated financial statements

                  VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                   February 7,
                                                      1996               Year                  Nine Months Ended
                                                 (Inception) to          Ended                    October 31,
                                                   January 31,        January 31,        -------------------------------
                                                      1997               1998               1997               1998
                                                   -----------        -----------        -----------        ------------
                                                                                                  (Unaudited)

NET SALES                                          $        --        $   174,669        $   151,497        $  3,092,941

COST OF SALES                                               --                 --                 --           3,049,460
                                                   -----------        -----------        -----------        ------------

GROSS PROFIT                                                --            174,669            151,497              43,481
                                                   -----------        -----------        -----------        ------------

OPERATING EXPENSES
    Selling, general, and administrative               544,765          1,698,869          1,285,112           1,693,321
    Write-off of Ashmount Research Limited                  --            925,000            925,000                  --
    Purchased research and development costs           284,576                 --                 --                  --
                                                   -----------        -----------        -----------        ------------
                                                       829,341          2,623,869          2,210,112           1,693,321
                                                   -----------        -----------        -----------        ------------

LOSS FROM OPERATIONS                                  (829,341)        (2,449,200)        (2,058,615)         (1,649,840)
                                                   -----------        -----------        -----------        ------------

OTHER INCOME (EXPENSE)
    Interest expense                                    (1,699)           (58,254)           (37,841)            (56,768)
    Other                                                1,619            (31,707)            (6,867)             64,100
                                                   -----------        -----------        -----------        ------------
                                                           (80)           (89,961)           (44,708)              7,332
                                                   -----------        -----------        -----------        ------------

NET LOSS                                           $  (829,421)       $(2,539,161)       $(2,103,323)       $ (1,642,508)
                                                   ===========        ===========        ===========        ============

NET LOSS PER COMMON SHARE - BASIC and DILUTED      $      (.13)       $      (.36)       $      (.31)       $       (.11)
                                                   ===========        ===========        ===========        ============

WEIGHTED AVERAGE COMMON
    SHARES OUTSTANDING - BASIC and DILUTED           6,380,084          7,068,687          6,831,891          15,297,029




See notes to consolidated financial statements.

                  VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                   Common Stock
                                                   - Subsidiary      Common Stock - Parent                             Stockholders'
                                              ---------------------  ---------------------  Accumulated     Unearned      Equity
                                                Shares      Amount    Shares      Amount      Deficit     Compensation   (Deficit)
                                              ----------  ---------  --------- -----------  -----------   ------------  -----------

Balance - February 7, 1996, prior to
    acquisition of subsidiary                         --  $      --  3,213,008 $ 1,112,286  $(1,112,286)   $      --    $        --

February 7, 1996:
    Initial issuance of stock for cash, fair
    value of investments, and reimbursement
    of expenses - $.01 to $.167 per share      3,014,030    226,500         --          --           --     (100,000)       126,500

May 4, 1996:
    Stock issued in private placement for
    cash - $2.46 to $2.50 per share               27,560     68,877         --          --           --           --         68,877

Acquisition of Network Storage, Inc.
    on June 17, 1996                          (3,041,590)  (295,377) 3,041,590     295,377           --           --             --

Reorganization of Virtual Technology
    Corporation upon acquisition of subsidiary        --         --         --  (1,112,286)   1,112,286           --             --

August 27, 1996 to January 18, 1997:
    Stock issued in private placement:
       Stock issued for cash - $2.50 per share        --         --     44,000     110,000           --           --        110,000
       Stock issued for services - $2.00 per
        share                                         --         --     66,000     132,000           --           --        132,000

Acquisition of Ashmount Research Limited
    on October 31, 1996 - $2.56 per share             --         --    427,500   1,094,640           --           --      1,094,640

Compensation expense                                  --         --         --          --           --       65,278         65,278

Net loss                                              --         --         --          --     (829,421)          --       (829,421)
                                              ----------  ---------  --------- -----------  -----------    ---------    -----------

Balance - January 31, 1997                            --  $      --  6,792,098 $ 1,632,017  $  (829,421)   $ (34,722)   $   767,874
                                              ==========  =========  ========= ===========  ===========    =========    ===========



(continued)



See notes to consolidated financial statements.

                  VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY

                                                  Common Stock
                                                  - Subsidiary      Common Stock - Parent                              Stockholders'
                                                ------------------  ----------------------  Accumulated    Unearned       Equity
                                                Shares     Amount     Shares      Amount      Deficit    Compensation    (Deficit)
                                                ------   ---------  ---------   ----------  -----------  ------------   -----------

Balance - January 31, 1997                         --    $      --  6,792,098   $1,632,017  $  (829,421)   $(34,722)    $   767,874

March 21, 1997 to May 5, 1997:
    Stock issued for cash - $2.50 per share        --           --     18,800       47,000           --          --          47,000

May 8, 1997 to June 17, 1997:
    Stock issued for services - $1.25 per share    --           --     36,539       45,674           --          --          45,674

September 25, 1997:
    Stock issued for cash - $.40 per share         --           --     25,000       10,000           --          --          10,000
    Stock issued for cash - $.25 per share         --           --    200,000       50,000           --          --          50,000
    Stock issued for services - $1.50 per share    --           --     15,000       22,500           --          --          22,500

November 12, 1997:
    Stock issued for cash - $.125 per share        --           --     50,000        6,250           --          --           6,250

December 3, 1997 to December 19, 1997:
    Stock issued for cash - $.10 per share         --           --    900,000       90,000           --          --          90,000
    Stock issued for services - $.50 per share     --           --     25,000       12,500           --          --          12,500
    Stock issued for services - $.375 per share    --           --     50,000       18,750           --          --          18,750

December 19, 1997:
    Stock issued for cash - $.50 per share         --           --     10,000        5,000           --          --           5,000

January 26, 1998:
    Stock issued for cash - $.10 per share         --           --    350,000       35,000           --          --          35,000
    Stock issued for services - $.018 per share    --           --     17,500          322           --          --             322

Compensation expense                               --           --         --           --           --      34,722          34,722

Net loss                                           --           --         --           --   (2,539,161)         --      (2,539,161)
                                                -----    ---------  ---------   ----------  -----------    --------     -----------
Balance - January 31, 1998                         --    $      --  8,489,937   $1,975,013  $(3,368,582)   $     --     $(1,393,569)
                                                =====    =========  =========   ==========  ===========    ========     ===========


(continued)


See notes to consolidated financial statements.

                  VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY

                                                  Common Stock
                                                  - Subsidiary      Common Stock - Parent                              Stockholders'
                                               ------------------  -----------------------   Accumulated    Unearned      Equity
                                               Shares     Amount    Shares        Amount       Deficit    Compensation   (Deficit)
                                               ------     -------  ---------    ----------   -----------  ------------  -----------

Balance - January 31, 1998                       --       $    --  8,489,937    $1,975,013   $(3,368,582)   $    --     $(1,393,569)

February 25 to March 10, 1998 (unaudited):
    Stock issued for cash - $.10 per share       --            --    250,000        25,000            --         --          25,000
    Stock issued for services - $.10 per share   --            --    240,000        24,000            --         --          24,000

March 10, 1998 (unaudited):
    Stock issued for cash - $.25 per share       --            --     30,000         7,500            --         --           7,500

March 18 to March 23, 1998 (unaudited):
    Stock issued for cash - $.10 per share       --            --  1,000,000       100,000            --         --         100,000
    Stock issued for services - $.10 per share   --            --     70,000         7,000            --         --           7,000

March 23, 1998 (unaudited):
    Stock issued for services - $.25 per share   --            --    600,000       150,000            --         --         150,000

April 2 to April 29, 1998 (unaudited):
    Stock issued for cash - $.10 per share       --            --  1,690,000       169,000            --         --         169,000
    Stock issued for services - $.10 per share   --            --    135,000        13,500            --         --          13,500

May 12, 1998 (unaudited):
    Stock issued for conversion of
       debentures - $.25 per share               --            --    694,000       173,500            --         --         173,500


(continued)



See notes to consolidated financial statements.

                  VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY

                                                  Common Stock
                                                  - Subsidiary       Common Stock - Parent                             Stockholders'
                                               -------------------  -----------------------  Accumulated    Unearned       Equity
                                               Shares      Amount    Shares         Amount     Deficit    Compensation   (Deficit)
                                               ------      -------  ---------      --------  -----------  ------------   ---------

May 14 to May 15, 1998 (unaudited):
    Stock issued for cash - $.10 per share        --       $    --    660,000      $ 66,000  $        --    $    --      $ 66,000

May 18, 1998 (unaudited):
    Stock issued for cash - $.25 per share        --            --    100,000        25,000           --         --        25,000

May 19 to May 21, 1998 (unaudited):
    Stock issued for cash - $.10 per share        --            --     50,000         5,000           --         --         5,000
    Stock issued for services - $.10 per share    --            --     50,000         5,000           --         --         5,000

May 23, 1998 (unaudited):
    Stock issued for cash - $.08 per share        --            --  1,250,000       100,000           --         --       100,000

June 22, 1998 (unaudited):
    Stock issued for cash - $.08 per share        --            --    625,000        50,000           --         --        50,000

July 3, 1998 (unaudited):
    Stock issued for cash - $.125 per share       --            --    200,000        25,000           --         --        25,000

July 6, 1998 (unaudited):
    Stock issued for cash - $.08 per share        --            --  1,250,000       100,000           --         --       100,000

July 14, 1998 (unaudited):
    Stock issued for services - $.10 per share    --            --     50,000         5,000           --         --         5,000


(continued)



See notes to consolidated financial statements.

                  VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY

                                                  Common Stock
                                                  - Subsidiary       Common Stock - Parent                             Stockholders'
                                               ------------------  ------------------------  Accumulated    Unearned      Equity
                                               Shares     Amount     Shares        Amount      Deficit    Compensation   (Deficit)
                                               ------     -------  ----------    ----------  -----------  ------------  -----------

July 9 to July 20, 1998 (unaudited):
    Stock issued for cash - $.125 per share      --       $    --      50,000    $    6,250  $        --    $    --     $     6,250
    Stock issued for cash - $.375 per share      --            --     705,500       264,563           --         --         264,563
    Stock issued for conversion of
       debentures - $.25 per share               --            --     126,000        31,500           --         --          31,500
    Stock issued for services - $.375 per share  --            --       5,000         1,875           --         --           1,875

July 29 to July 31, 1998 (unaudited):
    Stock issued for cash - $.80 per share       --            --      56,000        44,800           --         --          44,800
    Stock issued for conversion of
       debentures - $.25 per share               --            --     175,648        43,912           --         --          43,912

July 31, 1998 to October 31, 1998 (unaudited):
    Stock issued for cash - $.375 per share      --            --   1,386,666       520,000           --         --         520,000
    Stock issued for services - $.375 per share  --            --     580,000       217,500           --         --         217,500

Value of warrants issued for services            --            --          --       535,000           --         --         535,000
    (unaudited)
Net loss (unaudited)                             --            --          --            --   (1,642,508)        --      (1,642,508)
                                               ----       -------  ----------    ----------  -----------                -----------

Balance - October 31, 1998 (unaudited)           --       $    --  20,518,751    $4,690,913  $(5,011,090)   $    --     $  (320,177)
                                               ====       =======  ==========    ==========  ===========    =======     ===========





See notes to consolidated financial statements.

                  VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                February 7,
                                                                    1996             Year                   Nine Months Ended
                                                              (Inception) to         Ended                     October 31,
                                                                January 31,       January 31,        ------------------------------
                                                                    1997             1998               1997               1998
                                                                 ---------        -----------        -----------        -----------
                                                                                                               (Unaudited)

OPERATING ACTIVITIES
    Net loss                                                     $(829,421)       $(2,539,161)       $(2,103,323)       $(1,642,508)
    Adjustments to reconcile net loss to net cash
     used by operating activities:
       Stock issued for compensation and services incurred         232,778            134,468             89,771            423,875
       Purchased research and development                          284,576                 --                 --                 --
       Depreciation                                                  2,599             19,649              5,228             13,531
       Loss on disposal of equipment                                    --             10,054             10,054                 --
       Amortization of intangible assets                            35,000                 --                 --                 --
       Write-off of Ashmount Research Limited                           --            925,000            925,000                 --
       Gain on sale of investments                                    (202)                --                 --                 --
       Interest on notes converted to stock                             --                 --                 --             26,912
       Changes in operating assets and liabilities:
          Accounts receivable                                           --             11,092                150           (766,555)
          Inventories                                                   --             (8,287)                --             (9,377)
          Prepaid expenses and deferred costs                           --              2,756             (5,076)          (207,723)
          Accounts payable                                          17,981            223,823            227,473            477,537
          Accrued expenses and other current liabilities             1,350            433,744            134,215            178,553
                                                                 ---------        -----------        -----------        -----------
             Net cash used by operating activities                (255,339)          (786,862)          (716,508)        (1,505,755)
                                                                 ---------        -----------        -----------        -----------

INVESTING ACTIVITIES
    Purchases of furniture and equipment                           (29,248)           (19,061)                --            (73,385)
    Proceeds from sale of investments                               50,202                 --                 --                 --
    Purchase of subsidiary, net of cash acquired                   (15,787)                --                 --                 --
    Advances to subsidiary                                         (77,000)                --                 --                 --
                                                                 ---------        -----------        -----------        -----------
             Net cash used by investing activities                 (71,833)           (19,061)                --            (73,385)
                                                                 ---------        -----------        -----------        -----------

FINANCING ACTIVITIES
    Proceeds from issuance of common stock                         219,877            243,251            157,000          1,508,113
    Payments on capital lease obligation                              (719)            (1,121)              (845)                --
    Net proceeds from (payments on) notes payable                       --            (37,965)           (37,965)           174,148
    Loans from related parties                                          --            341,543            341,543             30,000
    Proceeds from convertible debentures                           135,000            237,000            237,000                 --
                                                                 ---------        -----------        -----------        -----------
             Net cash provided by financing activities             354,158            782,708            696,733          1,712,261
                                                                 ---------        -----------        -----------        -----------
EFFECT OF EXCHANGE RATES ON CASH                                        --               (122)            (3,777)                --
                                                                 ---------        -----------        -----------        -----------
NET INCREASE (DECREASE) IN CASH                                     26,986            (23,337)           (23,552)           133,121
CASH
    Beginning of period                                                 --             26,986             26,986              3,649
                                                                 ---------        -----------        -----------        -----------
    End of period                                                $  26,986        $     3,649        $     3,434        $   136,770
                                                                 =========        ===========        ===========        ===========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash paid for interest                                       $     349        $     3,835        $     2,876        $     2,990



See notes to consolidated financial statements.

                  VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.     The Company and Summary of Significant Accounting Policies -

       The Company

       Virtual Technology Corporation (VTC) is a technology sales company specializing in electronic commerce of computer hardware and software sales via the internet. Ashmount Research Limited (ARL), a wholly-owned subsidiary located in the U.K., developed software. The Company is in the process of closing ARL's operations. Since inception, the Company was devoted to the development of products and raising capital. In fiscal 1999, the Company commenced operations, as such, the consolidated financial statements no longer reflect those of a development stage enterprise.

       Principles of Consolidation

       The consolidated financial statements include the accounts of Virtual Technology Corporation and its wholly-owned subsidiary ARL, acquired October 31, 1996. During 1998, the Company decided to close the ARL operations. All significant intercompany accounts and transactions were eliminated.

       ARL had an October 31 fiscal year and is included in the 1998 consolidated financial statements for the fifteen months ended January 31, 1998 and in the 1997 consolidated financial statements for the year ended October 31, 1997. The results of operations of ARL for the period November 1, 1997 to January 31, 1998, are not material.

       Unaudited Interim Financial Statements

       The consolidated financial statements as of October 31, 1998, and for the nine-month period ended October 31, 1998 and the period from February 7, 1996 (inception) to October 31, 1997, are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the above periods were made and are of a normal, recurring nature. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. The results of the interim periods are not necessarily indicative of the results for the full year.

       Use of Estimates

       The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

       Equipment

       Depreciation is provided in amounts sufficient to relate the cost of equipment to operations over their estimated service lives, generally 3 to 7 years. The straight-line method of depreciation is used for financial reporting and accelerated methods for tax reporting.



       (continued)

                  VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.     The Company and Summary of Significant Accounting Policies - (continued)

       Intangible Assets

       The cost of purchased software is capitalized when related to a product which has achieved technological feasibility or that has an alternative future use, in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed."

       Amortization of intangible assets was recognized on the straight-line method over estimated lives of 5-15 years.

       The Company recorded a $925,000 write-off of the intangible assets and advances due to the termination of ARL operations in fiscal 1998.

       Deferred costs represents future services to be performed by investment banking firms. Such costs are being amortized over their contract period of 1 to 5 years, or in the event of an equity offering, the remaining balance will be charged against the proceeds.

       Net Loss Per Common Share

       Basic net loss per common share is based on the weighted average number of shares outstanding. Diluted net loss per common share is the same as basic as the stock options, warrants, and convertible debt are antidilutive.

       New Accounting Pronouncements

       In 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS 128 requirements.

       In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods for comparative purposes is required. The adoption of SFAS No. 130 will have no significant impact on the Company's consolidated results of operations, financial position or cash flows.

                  VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2.     Acquisitions -

       On June 17, 1996, the stockholders of International Gold Marketing, Inc.
       (IGM) approved the acquisition of Network Storage, Inc. (NSI). IGM, a nonoperating entity, exchanged its common stock for all the common stock of NSI and subsequently changed its name to Virtual Technology Corporation (VTC). The merger was accounted for as a pooling-of-interests. Combined and separate operations of NSI and IGM during the periods preceding the merger are not disclosed as NSI was not incorporated until 1996 and previous operations of IGM are unrelated to current operations and immaterial. In conjunction with the acquisition, VTC adopted fresh-start reporting. Accordingly, the deficit accumulated from previous nonrelated operations was offset against the remaining equity. No gain or loss resulted from the reorganization.

       On October 31, 1996, VTC acquired all the outstanding common stock of ARL for $18,000 in cash and 427,500 shares of common stock. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair values. The balance of the purchase price was allocated to software development costs ($600,000), trademarks, patents and copyrights ($250,000), and goodwill ($50,000). Also, certain research and development projects totaling $284,576 were determined to have no alternative future use and were charged to operations.

       The following unaudited pro forma financial information gives effect to the ARL acquisition as if it had occurred at the beginning of the period ended January 31, 1997, and includes one year of operations. The pro forma result was prepared for comparative purposes only and does not purport to be indicative of the results of operations which actually would result had the acquisition occurred on the date indicated, or which may result in the future and includes $140,000 of amortization expense from the intangible assets described above.

                                                              Period
                                                              Ended
                                                           January 31,
                                                               1997
                                                           -----------

                       Net sales                           $   196,788
                       Operating expenses                   (1,446,303)
                       Other expenses, net                     (11,540)
                                                           -----------

                       Net loss                            $(1,261,055)
                                                           ===========



3.     Going Concern -

       The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern. VTC has not commenced its planned principal operations and, therefore, has not generated revenues to support operations, has an accumulated deficit, and requires additional financing to fund activities in fiscal 1999. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management plans to pursue additional equity financing in fiscal 1999. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                  VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



4.     Capital Lease Obligation -

       The Company leases office equipment under a capital lease expiring June 2000. Equipment capitalized under this lease is as follows:

                                                                                   1998            1997
                                                                                 --------        --------

                Office equipment                                                 $  4,842        $  4,842
                Less accumulated depreciation                                       1,614             646
                                                                                 --------        --------
                                                                                 $  3,228        $  4,196
                                                                                 ========        ========


       A schedule of future minimum lease payments under the capital lease together with the present value of the net minimum lease payments is as follows:

                                  Year Ending
                                  January 31                                   Amount
                --------------------------------------------                   -------

                                        1999                                   $ 1,598
                                        2000                                     1,598
                                        2001                                       531
                                                                               -------
                Total minimum lease payments                                     3,727
                Less amount representing interest                                  726
                                                                               -------
                Present value of net minimum lease payments                      3,001
                Less current amount                                              1,202
                                                                               -------
                                                                               $ 1,799
                                                                               =======



5.     Loans from Related Parties -

       Related party loans bear interest at 10% and are due in fiscal year 2001. Interest expense was approximately $0, $20,300, $15,200, and $26,000 in fiscal 1997 and 1998 and for the nine months ended October 31, 1997 and 1998, respectively, and is included in accrued expenses.


6.     Convertible Debentures -

       Loans from stockholders consist of two convertible debentures which bear interest at 12% and mature on December 31, 1998. The debentures are convertible into common shares at a conversion price subject to adjustment from time to time ($.25 to $2.00 per share at January 31, 1998). Interest expense in fiscal 1997 and 1998 and for the nine months ended October 31, 1997 and 1998 was approximately $1,400, $35,500, $24,300, and $22,400, respectively, and is included in accrued expenses.


7.     Unearned Compensation -

       Two directors were issued stock in lieu of salary for the 18 months from inception. Compensation expense was $65,278, $34,722, $21,579, and $ -0-for fiscal 1997 and 1998 and for the nine months ended October 31, 1997 and 1998, respectively.

                  VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



 8.    Stock Options and Warrants -

       At January 31, 1998, the Company had granted 1,931,100 of options and warrants at prices ranging from $1.00 to $5.00.

       Transactions related to outstanding options and warrants during the last two years are summarized as follows:

                                                                Number                  Weighted Average
                                                               of Shares                Exercise Price
                                                               ---------                ----------------
   Balance at January 31, 1996                                      -                        $   -
      Granted                                                  1,341,100                      1.47
                                                               ---------
   Balance at January 31, 1997                                 1,341,100                      1.47
      Granted                                                    590,000                      1.31
                                                               ---------
   Balance at January 31, 1998                                 1,931,100                      1.42
      Granted                                                  3,993,999                      1.16
      Forfeited                                                 (390,500)                     2.40
                                                               ---------
   Balance at October 31, 1998                                 5,534,599                      1.16
                                                               =========

       The weighted average fair value of options and warrants granted during fiscal 1997 and 1998 were $.13 and $.59, respectively.

       The following table summarizes information about stock options and warrants at January 31, 1998.

                                              Outstanding                                         Exercisable
                              -------------------------------------------------      ----------------------------------
                                                       Weighted Average
                                               --------------------------------
                                                Remaining
              Range of                         Contractual                                             Weighted Average
          Exercise Prices       Options         Life-Years      Exercise Price        Options           Exercise Price
          ---------------     -----------      -----------      ---------------     -----------        ----------------
              $ 1.00            1,418,000          3.63             $ 1.00            1,358,000            $ 1.00
                1.25               50,000          2.67               1.25               50,000              1.25
                2.00              350,000           .75               2.00              350,000              2.00
                5.00              113,100           .58               5.00              113,100              5.00
                              -----------                                           -----------
                                1,931,100                           $ 1.42            1,871,100            $ 1.42
                              ===========                                           ===========


(continued)

                  VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



 8.    Stock Options and Warrants - (continued)

       As permitted by SFAS 123, "Accounting for Stock-Based Compensation", the Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", to measure compensation cost for stock options and warrants. Under APB 25, if the exercise price of the Company's stock options and or warrants equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

       Pro forma information regarding net loss and net loss per share is required by SFAS 123, and was determined as if the Company had accounted for its stock options and warrants under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for the periods ended January 31, 1997 and 1998: dividend yield - 0%, volatility factor - 0%, risk-free interest rates ranging from 5.04% to 5.66%, and expected lives ranging from .33 years to 4.67 years.

       The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restriction and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options and warrants have characteristics significantly different from those of traded options and warrants, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of its stock options and warrants.

       For purposes of pro forma disclosure, the estimated fair value of the options is amortized over the option's vesting period. The pro forma information is as follows:


                                                                             1997               1998
                                                                          ----------       -------------
          Net loss:
              As reported                                                ($  829,421)     ($   2,539,161)
              Pro forma                                                  (   948,422)     (    2,820,496)
          Net loss per share - basic and diluted:
              As reported                                                (       .13)     (          .36)
              Pro forma                                                  (       .15)     (          .40)


 9.    Income Taxes -

       The Company provides income taxes based on income reported for financial reporting purposes. Deferred taxes are recognized for temporary differences between the bases of assets and liabilities for financial statement and income tax purposes. Deferred tax assets were reduced by a valuation allowance until their realization is reasonably assured. No income taxes are currently payable due to the net operating losses.

       (continued)

                  VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



 9.    Income Taxes - (continued)

       The significant components of deferred income tax assets and liabilities, all of which are long-term, are as follows:

                                             1997                                          1998
                             ---------------------------------------     ---------------------------------------
                               Total        Federal         State           Total         Federal         State
                             ---------     ---------     -----------     -----------     ---------     ---------
Deferred tax assets:
   Net operating loss
      carryforwards          $ 191,300     $ 148,500     $    42,000     $   606,900     $ 471,100     $ 135,800
   Write-off of ARL                  -             -               -         457,600       355,200       102,400
                             ---------     ---------     -----------     -----------     ---------     ---------
                               191,300       148,500          42,800       1,064,500       826,300       238,200
   Valuation allowance        (176,700)     (133,900)        (42,800)       (983,500)     (745,300)     (238,200)
                             ---------     ---------     -----------     -----------     ---------     ---------
                                14,600        14,600               -          81,000        81,000             -
Deferred tax liabilities:
   Other                        14,600        14,600               -          81,000        81,000             -
                             ---------     ---------     -----------     -----------     ---------     ---------

Net                          $       -     $       -     $         -     $         -     $       -     $       -
                             =========     =========     ===========     ===========     =========     =========


       Approximately $437,000 and $949,000 of the net operating losses expire in 2012 and 2013, respectively. The change in the valuation allowance was an increase of $176,700 and $806,800 in fiscal 1997 and 1998, respectively.


10.    Commitment -

       The Company conducts operations in leased facilities under a noncancellable operating lease expiring in July 2001. The lease is renewable for three additional years. Rent expense for fiscal 1997 and 1998 and for the nine months ended October 31, 1997 and 1998, totalled $9,035, $31,338, $23,870, and $26,623, respectively.

       Approximate future minimum rental commitments under all operating leases are as follows:

                           Year Ending
                           January 31             Amount
                           ----------          ---------
                              1999             $  19,898
                              2000                21,355
                              2001                22,811
                              2002                11,648
                                               ---------
                                               $  75,712
                                               =========

11.    Shareholder Lawsuit -

       A shareholder threatened a lawsuit against the Company related to the acquisition of ARL and certain employment matters. The Company is trying to settle these matters with the shareholder and accrued $150,000 for estimated settlement costs. Although the current accrual represents management's best estimate of the Company's liability related to these matters, the actual liability could differ materially in the near term.

                  VIRTUAL TECHNOLOGY CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




12.    Economic Dependency -

       The Company is dependent on one supplier. A shareholder of VTC is a related party to this supplier. Cancellation of this arrangement could have an adverse impact on the Company.


13.    Subsequent Event -

       The following events occurred subsequent to January 31, 1998:

       - Convertible debentures totaling $150,000 plus accrued interest were converted into 694,000 shares of common stock at a conversion price of $.25 per share.
       - Liabilities totaling $170,000 at January 31, 1998, were settled by issuing 800,000 shares (200,000 shares at $.10 per share and 600,000 shares at $.25 per share) of common stock.
       - Services performed in fiscal 1999 totaling $54,375 were settled by issuing 160,000 shares ($.34 per share) of common stock.
       - Common shares of 1,995,000 were issued for cash of $201,000 ($.10 per share).

                                      (ii)


                       HEROLD MARKETING ASSOCIATES, INC.

                              FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                           DECEMBER 31, 1997 (AUDITED)

                                AND 1996 (REVIEWED)

                          SAMUEL T. KANTOS & ASSOCIATES

                          Certified Public Accountants
                             1080 West County Road E
                           Shoreview, Minnesota 55126
                              Phone (612) 482-9994
                               FAX (612) 482-9532

                               ACCOUNTANTS' REPORT

To the Board of Directors
and Stockholders of

Herold Marketing Associates, Inc.

     We have audited the accompanying balance sheet of Herold Marketing Associates, Inc., as of December 31, 1997, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Herold Marketing Associates, Inc. as of December 31, 1997, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

     The 1996 financial statements were reviewed by us, and our report thereon, dated May 22, 1997, stated that we were not aware of any material modifications that should be made to those statements for them to be in conformity with generally accepted accounting principles. However, a review, is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the financial statements taken as a whole.


/s/ Samuel T. Kantos & Associates
    SAMUEL T.KANTTOS & ASSOCIATES

March 4, 1998

                        HEROLD MARKETING ASSOCIATES, INC.
                                 BALANCE SHEETS
              AS OF DECEMBER 31, 1997 (AUDITED) AND 1996 (REVIEWED)


                                              ASSETS

                                                                            1997                         1996
                                                                        -----------                   -----------

Current Assets
    Cash                                                                $ 1,429,583                   $ 1,330,970
    Accounts Receivable, Net
    of Allowance For Doubtful
    Accounts of $ 37,000 and
    $ 46,000 in 1997 and 1996                                             5,358,144                     7,531,008
    Inventory                                                             4,205,896                     1,818,738
    Employee Advances                                                        12,988                         5,534
    Prepaid Expenses                                                         27,342                        28,261
                                                                        -----------                   -----------

         Total Current Assets                                            11,033,953                    10,714,511
                                                                        -----------                   -----------
Property and Equipment
    Furniture and Fixtures                                                  106,746                       134,316
    Leasehold Improvements                                                    8,836                         8,836
    Computer Equipment                                                       83,356                        95,160
                                                                        -----------                   -----------
         Total Property and Equipment                                       198,938                       238,312
         Less Accumulated Depreciation                                      143,749                       185,212
                                                                        -----------                   -----------
         Net Property and Equipment                                          55,189                        53,100
                                                                        -----------                   -----------

Other Assets
    Note Receivable                                                          85,000                        85,000
    Loan Receivable Other                                                   500,000                       486,012
    Security Deposits                                                        14,622                        16,707
                                                                        -----------                   -----------

         Total Other Assets                                                 599,622                       587,719
                                                                        -----------                   -----------

         Total Assets                                                   $11,688,764                   $11,355,330
                                                                        ===========                   ===========

                 The accompanying notes and accountants' report
                should be read with these financial statements.

                          LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                           1997                         1996
                                                                        -----------                   -----------
Current Liabilities
    Accounts Payable                                                    $ 8,491,643                   $ 8,616,681
    Accrued and Withheld
        Payroll Taxes                                                         2,661                         4,028
    Accrued Expenses                                                        252,089                       398,237
    Accrued Warranty                                                         12,020                        24,412
    Loan Payable, Stockholder                                               482,079                       276,674
    Note Payable, Line of Credit                                             10,780                             0
                                                                        -----------                   -----------

         Total Current Liabilities                                        9,251,272                     9,320,032
                                                                        -----------                   -----------

Long-Term Liabilities
    Accrued Warranty                                                        155,068                       158,531
                                                                        -----------                   -----------

         Total Long-Term Liabilities                                        155,068                       158,531
                                                                        -----------                   -----------

Stockholders' Equity
    Common Stock, no par Value, 2,500 Shares Authorized, 595 Shares
    Issued and Outstanding                                                    1,000                         1,000
    Retained Earnings                                                     2,281,424                     1,875,767
                                                                        -----------                   -----------

         Total Stockholders' Equity                                       2,282,424                     1,876,767
                                                                        -----------                   -----------

         Total Liabilities and Stockholders' Equity                     $11,688,764                   $11,355,330
                                                                        ===========                   ===========

                        HEROLD MARKETING ASSOCIATES, INC.
                               STATEMENT OF INCOME
                               FOR THE YEARS ENDED
                 DECEMBER 31, 1997 (AUDITED) AND 1996 (REVIEWED)

                                                                            1997                          1996
                                                                        -----------                   -----------

Sales                                                                   $83,767,758                   $87,832,805

Cost of Sales                                                            75,218,638                    80,101,466
                                                                        -----------                   -----------

     Gross Profit on Sales                                                8,549,120                     7,731,339

Other Operating Income
  Sales Commissions                                                           1,547                         8,385
                                                                        -----------                   -----------

     Gross Profit                                                         8,550,667                     7,739,724

Operating Expenses                                                        7,519,567                     6,749,520
                                                                        -----------                   -----------

     Income From Operations                                               1,031,100                       990,204
                                                                        -----------                   -----------

Other Income
  Miscellaneous                                                               9,212                         3,455
  Interest                                                                   95,345                       112,469
  Gain on Sale of Other Assets                                                    0                         3,148
                                                                        -----------                   -----------

     Total Other Income                                                     104,557                       119,072
                                                                        -----------                   -----------

     Income Before Taxes                                                  1,135,657                     1,109,276

Provision for Income Taxes                                                    5,000                        34,000
                                                                        -----------                   -----------


     Net Income                                                         $ 1,130,657                   $ 1,075,276
                                                                        ===========                   ===========

                 The accompanying notes and accountants' report
                should be read with these financial statements.

                        HEROLD MARKETING ASSOCIATES, INC.
                         STATEMENT OF RETAINED EARNINGS
                               FOR THE YEARS ENDED
                 DECEMBER 31, 1997 (AUDITED) AND 1996 (REVIEWED)


                                                                  1997                         1996
                                                              -----------                  -----------

Retained Earnings Beginning                                   $ 1,875,767                  $   800,491

         Stockholder Distribution                                (725,000)                           0

         Net Income                                             1,130,657                    1,075,276
                                                              -----------                  -----------

Retained Earnings Ending                                      $ 2,281,424                  $ 1,875,767
                                                              ===========                  ===========

                 The accompanying notes and accountants' report
                should be read with these financial statements.

                        HEROLD MARKETING ASSOCIATES, INC.
                             STATEMENT OF CASH FLOWS
                               FOR THE YEARS ENDED
                DECEMBER 31, 1997 (AUDITED) AND 1996 (REVIEWED)

                                                                            1997                         1996
                                                                        -----------                  ------------
Cash Flow From Operating Activities
   Net Income                                                           $ 1,130,657                  $  1,075,276
   Adjustments to Reconcile Net
   Income to Net Cash Provided by
   Operating Activities:
   Depreciation and Amortization                                             19,027                        18,094
   Gain on Sale of Other Assets                                                   0                        (3,148)

   (Increase) Decrease in:
         Accounts Receivable                                              2,172,864                     2,774,105
         Inventory                                                       (2,387,158)                     (386,430)
         Employee Advances                                                   (7,454)                        7,461
         Prepaid Expenses                                                       919                       (13,357)
         Deferred Income Taxes                                                    0                        29,000
   Increase (Decrease) in:
         Accounts Payable                                                  (125,038)                   (2,314,187)
         Accrued and Withheld
             Payroll Taxes                                                   (1,367)                        1,649
         Accrued Expenses                                                  (146,148)                       66,003
         Accrued Warranty                                                   (15,855)                      182,943
         Income Taxes Payable                                                     0                       (54,747)
                                                                        -----------                  ------------

                    Net Cash Provided (Used)
                    by Operating Activities                                 640,447                     1,382,662
                                                                        -----------                  ------------

Cash Flow From Investing Activities
    Purchase of Property and Equipment                                      (21,113)                      (25,956)
    Loan Receivable Other                                                   (13,988)                     (486,012)
    Note Receivable                                                               0                       (85,000)
    Sale of Other Assets                                                          0                        26,898
    Security Deposits                                                         2,085                         6,555
                                                                        -----------                  ------------

                    Net Cash Provided (Used)
                    by Investing Activities                                 (33,016)                     (563,515)
                                                                        -----------                  ------------

                 The accompanying notes and accountants' report
                should be read with these financial statements.

                        HEROLD MARKETING ASSOCIATES, INC.
                             STATEMENT OF CASH FLOWS
                               FOR THE YEARS ENDED
                 DECEMBER 31, 1997 (AUDITED) AND 1996 (REVIEWED)


                                                                           1997                          1996
                                                                        -----------                  ------------
STATEMENT OF CASH FLOWS (CONTINUED)
Cash Flow From Financing Activities
    Proceeds From Short-Term
         Borrowing                                                      $ 2,880,917                             0
    Proceeds From Stockholder
         Borrowing Short-Term                                             2,770,132                       426,233
    Payments on Short-Term Borrowing                                     (2,870,137)                     (655,005)
    Payments on Short-Term Stockholder
         Borrowing                                                       (2,564,730)                     (800,000)
    Stockholder Distribution                                               (725,000)                            0
                                                                        -----------                  ------------

                    Net Cash Provided (Used)
                    by Financing Activities                                (508,818)                   (1,028,772)
                                                                        -----------                  ------------
                    Net Increase
                        (Decrease) in Cash                                   98,613                      (209,625)

                    Cash at Beginning of Year                             1,330,970                     1,540,595
                                                                        -----------                  ------------

                    Cash at End of Year                                 $ 1,429,583                  $  1,330,970
                                                                        ===========                  ============

Supplemental disclosures of cash flow information:

      Cash Paid Interest                                                $   121,672                  $     69,938
                                                                        ===========                  ============

      Income Taxes Paid                                                 $     5,000                  $     59,747
                                                                        ===========                  ============

                 The accompanying notes and accountants' report
                should be read with these financial statements.

                       HEROLD MARKETING ASSOCIATES, INC.
                         NOTES TO FINANCIAL STATEMENTS
                DECEMBER 31, 1997 (AUDITED) AND 1996 (REVIEWED)

Note 1 - Summary of Significant Accounting Policies

          This summary of significant accounting policies of Herold Marketing Associates, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     Business Activity

          The Company sells computer peripheral products to wholesale and retail outlets throughout the nation. In 1995 the Company began the assembly and sale of complete computer systems through its current sales outlets.

     Cash and Cash Equivalents

          For purposes of preparing the statement of cash flows, unrestricted currency, demand deposits, and money market accounts are considered cash and cash equivalents.

     Concentration of Credit Risk

          The Company grants credit to its customers during the normal course of business. The Company performs ongoing credit evaluations and generally requires no collateral from its customers. At times throughout the year the Company does maintain certain bank accounts and money market accounts in excess of the FDIC and SPIC insured limits.

     Inventory

          Inventory consists primarily of computer peripheral products held for resale. Inventory is stated at the lower of cost or market on a first in first out basis.

     Property and Equipment

          Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Depreciation is computed for financial statement purposes on a straight line basis over the estimated useful lives of the assets and amounted to $19,027 and $18,094 respectively. The cost and related accumulated depreciation of property and equipment sold or

                        HEROLD MARKETING ASSOCIATES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                DECEMBER 31, 1997 (AUDITED) AND 1996 (REVIEWED)

Note 1 - Summary of Significant Accounting Policies (Continued)

     otherwise disposed of are removed from the accounts and any gain or loss is reported as current year's revenue or expense. For Federal income tax purposes depreciation is computed using the accelerated cost recovery system with certain assets being expensed in the year of purchase.

     Warranties

          Revenues derived from warranty contracts are recognized ratably over the terms of the contracts. Accrued warranty liabilities recognize the estimated current and long-term future costs associated with fulfilling the warranty contract obligations.

     Income Taxes

          The Company with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation for the year beginning January 1, 1996. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Some states require a minimum tax of corporations doing business in their state. Any minimum tax required is included in the provision for income taxes for 1997 and 1996.

     Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Advertising

          The Company follows the policy of charging the net cost of advertising to expense as incurred. Advertising expense was $28,335 and $29,606 in 1997 and 1996 respectively.

                        HEROLD MARKETING ASSOCIATES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 DECEMBER 31, 1997 (AUDITED) AND 1996 (REVIEWED)

Note 2 - Note Payable Line of Credit and Stockholder

     Note Payable Line of Credit

          The Company's loan agreement provides the Company with a revolving line of credit of up to $5,000,000. The line of credit requires monthly payments of accrued interest at 1% over prime. The loan agreement is reviewed annually. This loan is secured by substantially all assets of the Company.

     Note Payable Stockholder

          The stockholder also advances funds when required to during the course of business and is paid the same interest as the financial institutions and is unsecured. Interest expense was $ 121,672 in 1997 and $ 69,938 in 1996.

Note 3 - Long-Term Liabilities.

     Accrued Warranty
     (see warranty in Note 1)                           $      155,068                   $      158,511
                                                        ==============                   ==============


     Maturities of long-term liabilities are as follows:

                Year Ending
                December 31,                              Amount
                ------------                       -----------------
                    1997                           $          52,843
                    1998                                      52,844
                    1999                                      49,382
                                                   -----------------

                                                   $         155,068
                                                   =================

Note 4 - Lease Commitments

          The Company's Minnesota location is leased under a 36 month non-cancelable operating lease commencing March 1, 1997. The lease requires monthly base rent payments of $ 5,405 payable through February 2000. The Company leases other facilities in Arizona, Florida, Illinois, Massachusetts and Missouri under non-cancelable operating leases into 1998. The majority of the leases are for 1 year with automatic renewals with minor adjustments. The total lease expense for all facilities for 1997 and 1996 was $ 232,321 and $ 205,008 respectively.

                        HEROLD MARKETING ASSOCIATES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 DECEMBER 31, 1997 (AUDITED) AND 1996 (REVIEWED)

Note 4 - Lease Commitments (Continued)

          In addition, the Company leases vehicles under non-cancelable operating leases having lease terms of 36 to 48 months. The vehicle lease expense for 1997 and 1996 was $ 32,763 and $ 16,988 respectively.

          At December 31, 1997, future minimum lease payments under all operating leases were as follows:


                        Year Ending
                        December 31,                              Amount
                        ------------                         ------------
                            1998                                  160,959
                            1999                                  160,959
                            2000                                  160,959
                            2001                                   96,099
                            2002                                   96,099
                                                             ------------

                            Total                            $    675,075
                                                             ============

Note 5 - Income Taxes

          The provision for Federal and State income taxes consists of the following:

                                                            1997                        1996
                                                        -------------              --------------
         Current taxes                                  $       5,000              $        5,000
         Deferred taxes                                             0                      29,000
                                                        -------------              --------------

             Total provision
             for income taxes                           $       5,000              $      34,000
                                                        =============              =============

          The Company's 1995 deferred tax liabilities represent the tax effects of taxable temporary differences in book and tax reporting. The temporary differences primarily consist of elections made to expense specific property and equipment for tax purposes, allowances for doubtful accounts and accrued warranty expenses. The 1995 deferred tax asset was expensed in 1996 because the Company elected to be an S corporation for 1996.

                       HEROLD MARKETING ASSOCIATES, INC.
                         NOTES TO FINANCIAL STATEMENTS
                DECEMBER 31, 1997 (AUDITED) AND 1996 (REVIEWED)

Note 6 - Related Party Transactions

          The Company has balances due from a related party, Technology Marketing Unlimited, LLC which is owned 50% by the sole stockholder of Herold Marketing Associates, Inc. On December 31, 1997 and 1996, the amount of receivables from this related party were $ 500,000 and $ 486,012.

          Also see Note 2 relating to loans from the stockholder and terms accordingly.

Note 7 - Note Receivable

          This note was issued on July 16, 1996 in the amount of $ 85,000 with an interest rate of 9.25%, with a maturity date of December 31, 1996. This note is currently in default.

Note 8 - Contingencies

          1. The Company is currently in litigation with the Commissioner of Internal Revenue regarding the tax years 1992 and 1993. According to the Commissioner, the Company owes additional taxes of $245,508 and $247,829 respectively for the years mentioned. The ultimate outcome of the above litigation is unknown at the present time. Accordingly, no provision for any liability that might result has been made in the accompanying financial statements.

         2. The Company is currently involved in other litigation that has been properly provided for in the accompanying financial statements.

                         VIRTUAL TECHNOLOGY CORPORATION
           Unaudited Pro Forma Combined Condensed Financial Statements



The Unaudited Pro Forma Combined Condensed Statement of Operations of the Company for the year ended January 31, 1998 and the nine-month period ended October 31, 1998 ("Pro Forma Statements of Operations"), and the Unaudited Pro Forma Combined Condensed Balance Sheet of the Company as of October 31, 1998 ("Pro Forma Balance Sheet" and, together with the Pro Forma Statements of Operations, the "Pro Forma Financial Statements"), were prepared to illustrate the estimated effect of the acquisition of Herold Marketing Associates, Inc. dba Graphics Technologies, Inc. (GTI or Graphics Technologies, Inc.) The Pro Forma Financial Statements do not reflect any anticipated cost savings from the GTI acquisition, or any synergies that are anticipated to result from the acquisition, and there can be no assurance that any such cost savings or synergies will occur. The Pro Forma Statements of Operations give pro forma effect to the GTI acquisition as if it had occurred on February 1, 1997. The Pro Forma Balance Sheet gives pro forma effect to the GTI acquisition as if it had occurred on October 31, 1998. The Pro Forma Financial Statements do not purport to be indicative of the results of operations or financial position of Virtual Technology Corporation (VTC) that would have actually been obtained had such transactions been completed as of the assumed dates and for the periods presented, or which may be obtained in the future. The pro forma adjustments described in the accompanying notes are based upon available information and certain assumptions that VTC believes are reasonable. The Pro Forma Financial Statements should be read in conjunction with the separate historical financial statements of GTI and notes thereto.

A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying Pro Forma Financial Statements based on available information. The actual allocation of purchase price and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein. These pro forma adjustments represent VTC's preliminary determination of purchase accounting adjustments and are based upon available information and certain assumptions that VTC believes to be reasonable. Consequently, the amounts reflected in the Pro Forma Financial Statements are subject to change, and the final amounts may differ substantially.

                         VIRTUAL TECHNOLOGY CORPORATION
              Unaudited Pro Forma Condensed Combined Balance Sheet



                                                     Historical                         Pro Forma
                                           --------------------------------  ------------------------------
                                            Virtual          Graphics
                                           Technology      Technologies,
                                          Corporation          Inc.
                                           October 31,     September 30,
      ASSETS                                  1998             1998            Adjustments      Adjusted
                                          ------------     ------------      --------------    ------------
CURRENT ASSETS
  Cash and cash equivalents               $   136,770      $    825,706      $  1,000,000 (A)
                                                                               (1,000,000)(B)  $    962,476
  Accounts receivable                         767,227         6,609,482          (119,239)(D)     7,257,470
  Inventory                                    17,664         4,525,884                --         4,543,548
  Prepaid expenses and
     deferred costs                           606,029            68,614                --           674,643
                                          -----------      ------------      ------------      ------------
        TOTAL CURRENT ASSETS                1,527,690        12,029,686          (119,239)       13,438,137
                                          -----------      ------------      ------------      ------------

  EQUIPMENT, net                              166,583            46,596                --           213,179

  INTANGIBLE ASSETS, net                      140,600                --         8,399,286 (B)
                                                                                1,042,115 (C)     9,582,001
                                          -----------      ------------      ------------      ------------
                                              307,183            46,596         9,441,401         9,795,180
                                          -----------      ------------      ------------      ------------

                                          $ 1,834,873      $ 12,076,282      $  9,322,162      $ 23,233,317
                                          ===========      ============      ============      ============


          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
    Accounts payable                      $   734,174      $  8,547,416      $   (119,239)(D)  $  9,162,351
    Accrued liabilities                       658,350           241,358                --           899,708
    Notes, loans, and
       capital lease obligations              185,958                --         7,500,000 (B)     7,685,958
    Line of credit - bank                          --         1,389,982                --         1,389,982
                                          -----------      ------------      ------------      ------------
       TOTAL CURRENT LIABILITIES            1,578,482        10,178,756         7,380,761        19,137,999
                                          -----------      ------------      ------------      ------------

OTHER LIABILITIES
    Accrued warranty                               --           154,072                --           154,072
    Loans, convertible debentures,
       and capital lease obligations          576,568                --                --           576,568
                                          -----------      ------------      ------------      ------------
                                              576,568           154,072                --           730,640
                                          -----------      ------------      ------------      ------------

STOCKHOLDERS'
    EQUITY (DEFICIT)                         (320,177)        1,743,454         1,000,000 (A)
                                                                                1,642,740 (B)
                                                                               (1,743,454)(B)
                                                                                1,042,115 (C)     3,364,678
                                          -----------      ------------      ------------      ------------
                                             (320,177)        1,743,454         1,941,401         3,364,678
                                          -----------      ------------      ------------      ------------

                                          $ 1,834,873      $ 12,076,282       $ 9,322,162      $ 23,233,317
                                          ===========      ============       ===========      ============

                         VIRTUAL TECHNOLOGY CORPORATION
          Notes to Unaudited Pro Forma Condensed Combined Balance Sheet




(A)      Record the sale of 666,667 shares of Virtual Technology Corporation
         (VTC) common stock to fund the cash payment amount of the acquisition.

(B) Record the acquisition of Herold Marketing Associates, Inc. dba Graphics Technologies, Inc. (GTI or Graphics Technologies, Inc.) for $1,000,000 cash, $4,000,000 short-term note payable due 30 days after closing, $3,300,000 short-term note payable due 90 days after closing, $200,000 escrow note payable due 90 days after closing, and 228,571 shares of VTC common stock valued at $1,642,740.

(C) Record three-year consulting agreement with the former stockholder of GTI for 145,000 shares of VTC common stock valued at $1,042,115.

(D)      Eliminate intercompany balances.

                         VIRTUAL TECHNOLOGY CORPORATION
         Unaudited Pro Forma Condensed Combined Statement of Operations
                                Nine Months Ended

                                                           Historical                                  Pro Forma
                                                  ---------------------------------     --------------------------------------
                                                     Virtual           Graphics
                                                   Technology        Technologies,
                                                  Corporation             Inc.
                                                  October 31,         September 30,
                                                      1998               1998            Adjustments              Adjusted
                                                  -------------      ---------------     -------------           -------------
NET SALES                                         $   3,092,941      $   49,627,236      $    (376,317)(A)       $  52,343,860

COST OF SALES                                         3,049,460          45,048,482           (376,317)(A)          47,721,625
                                                  -------------      --------------      -------------           -------------

GROSS PROFIT                                             43,481           4,578,754                 --               4,622,235

OPERATING EXPENSES                                    1,693,321           4,040,821            681,752 (B)           6,415,894
                                                  -------------      --------------      -------------           -------------

INCOME (LOSS)
    FROM OPERATIONS                                  (1,649,840)            537,933           (681,752)             (1,793,659)

OTHER INCOME (EXPENSE)                                    7,332             (76,903)                --                 (69,571)
                                                  -------------      --------------      -------------           -------------

INCOME (LOSS) BEFORE
    INCOME TAXES                                     (1,642,508)            461,030           (681,752)             (1,863,230)

PROVISION FOR
    INCOME TAXES (C)                                         --                  --                 --                      --
                                                  -------------      --------------      -------------           -------------

NET INCOME (LOSS)                                 $  (1,642,508)     $      461,030      $    (681,752)          $  (1,863,230)
                                                  =============      ==============      =============           =============

NET LOSS PER COMMON
    SHARE - BASIC and DILUTED                             (0.11)                                                 $       (0.11)
                                                  =============                                                  =============

WEIGHTED AVERAGE COMMON
    SHARES OUTSTANDING - BASIC and DILUTED (D)       15,297,029                                                     16,337,267

                         VIRTUAL TECHNOLOGY CORPORATION
         Unaudited Pro Forma Condensed Combined Statement of Operations
                                   Year Ended


                                                       Historical                           Pro Forma
                                             -------------------------------      -----------------------------
                                               Virtual           Graphics
                                              Technology       Technologies,
                                              Corporation           Inc.
                                              January 31,      December 31,
                                                 1998              1998            Adjustments      Adjusted
                                             ------------      ------------       -------------    ------------
NET SALES                                    $   174,669       $ 83,769,305       $         --     $ 83,943,974

COST OF SALES                                         --         75,218,638                 --       75,218,638
                                             -----------       ------------       ------------     ------------

GROSS PROFIT                                     174,669          8,550,667                 --        8,725,336
                                            ------------       ------------       ------------     ------------

OPERATING EXPENSES
    Selling, general and administrative        1,698,869          7,519,567            909,003 (B)   10,127,439
    Write-off of subsidiary                      925,000                 --                 --          925,000
                                            ------------       ------------       ------------     ------------
                                               2,623,869          7,519,567            909,003       11,052,439
                                            ------------       ------------       ------------     ------------

INCOME (LOSS) FROM
    OPERATIONS                                (2,449,200)         1,031,100           (909,003)      (2,327,103)

OTHER INCOME (EXPENSE)                           (89,961)            99,557                 --            9,596
                                            ------------       ------------       ------------     ------------

INCOME (LOSS) BEFORE
    INCOME TAXES                              (2,539,161)         1,130,657           (909,003)      (2,317,507)

PROVISION FOR
    INCOME TAXES (C)                                  --                 --                 --               --
                                            ------------       ------------       ------------     ------------

NET INCOME (LOSS)                            $(2,539,161)      $  1,130,657       $   (909,003)    $ (2,317,507)
                                            ============       ============       ============     ============

NET LOSS PER COMMON
    SHARE - BASIC AND DILUTED               $      (0.36)                                          $      (0.29)
                                            ============                                           ============

WEIGHTED AVERAGE COMMON
    SHARES OUTSTANDING BASIC
    AND DILUTED (D)                            7,068,687                                              8,108,925

                         VIRTUAL TECHNOLOGY CORPORATION
    Notes to Unaudited Pro Forma Condensed Combined Statements of Operations



       (A) Eliminate intercompany sales and purchases.

       (B) To record the amortization of the intangible assets acquired in the acquisition based on the following amounts and amortization periods:

                Description                  Amount      Amortization Period (Years)
                -----------             -------------   ---------------------------
             Goodwill                   $   7,899,286               20
             Noncompete agreement             500,000                3
             Consulting agreement           1,042,115                3
                                        -------------
                                        $   9,441,401
                                        =============


       (C) VTC is in a loss carryforward position.

       (D) The pro forma common shares outstanding includes the following issuances of VTC common stock:

             666,667 Shares issued to fund the cash payment amount of the acquisition.

             228,571 Shares issued pursuant to the purchase agreement.

             145,000 Shares issued pursuant to a 3-year consulting agreement.

                        HEROLD MARKETING ASSOCIATES, INC.
                         dba GRAPHICS TECHNOLOGIES, INC.
                                  BALANCE SHEET
                               September 30, 1998
                                   (Unaudited)




                                     ASSETS
CURRENT ASSETS
    Cash                                                        $   825,706
    Accounts receivable                                           6,609,482
    Inventory                                                     4,525,884
    Prepaid expenses and other current assets                        68,614
                                                                -----------
       TOTAL CURRENT ASSETS                                      12,029,686

EQUIPMENT, NET                                                       46,596
                                                                -----------
                                                                $12,076,282
                                                                ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                            $ 8,547,416
    Accrued expenses                                                241,358
    Line of credit - bank                                         1,389,982
                                                                -----------
       TOTAL CURRENT LIABILITIES                                 10,178,756

ACCRUED WARRANTY                                                    154,072

STOCKHOLDERS' EQUITY                                              1,743,454
                                                                -----------
                                                                $12,076,282
                                                                ===========


















See notes to unaudited financial statements.

                        HEROLD MARKETING ASSOCIATES, INC.
                         dba GRAPHICS TECHNOLOGIES, INC.
                              STATEMENTS OF INCOME
                                   (Unaudited)



                                                      Nine Months Ended
                                                        September 30,
                                                ----------------------------
                                                    1998             1997
                                                -----------      -----------
NET SALES                                       $49,627,236      $59,891,837

COST OF SALES                                    45,048,482       54,300,087
                                                -----------      -----------

GROSS PROFIT                                      4,578,754        5,591,750

OPERATING EXPENSES                                4,040,821        3,675,152
                                                -----------      -----------

INCOME FROM OPERATIONS                              537,933        1,916,598

OTHER EXPENSE                                        76,903           37,390
                                                -----------      -----------

INCOME BEFORE INCOME TAXES                          461,030        1,879,208

PROVISION FOR INCOME TAXES (S Corporation)               --               --
                                                -----------      -----------

NET INCOME                                      $   461,030      $ 1,879,208
                                                ===========      ===========
























See notes to unaudited financial statements.

                        HEROLD MARKETING ASSOCIATES, INC.
                         dba GRAPHICS TECHNOLOGIES, INC.
                             STATEMENT OF CASH FLOWS
                                   (Unaudited)


                                                                         Nine Months Ended
                                                                            September 30,
                                                                   -----------------------------
                                                                      1998               1997
                                                                   -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                     $   461,030       $ 1,879,208
    Adjustments to reconcile net income to net
     cash used by operating activities
       Depreciation and amortization                                     8,594             9,986
       Write-off related party loan                                    393,253                --
       (Increase) decrease in:
          Accounts receivable                                       (1,246,806)        1,150,516
          Inventory                                                   (319,988)       (3,120,971)
          Prepaid expenses and other current assets                     (1,043)          (22,852)
       Increase (decrease) in:
          Accounts payable                                              55,773          (510,538)
          Accrued warranty                                             (13,016)           15,401
          Accrued expenses                                             (13,392)          (93,684)
                                                                    ----------       -----------
             Net cash used by operating activities                    (675,595)         (692,934)
                                                                    ----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES
    Loan advances                                                      (12,994)          (13,988)
    Payment received on note receivable                                 85,000                --
    Payment received on related party loan                             102,214                --
    Security deposit refunds                                               375             2,085
                                                                    ----------       -----------
             Net cash provided (used) by investing activities          174,595           (11,903)
                                                                    ----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from short-term borrowings                              1,379,202             9,764
    Proceeds from stockholder borrowings short-term                         --         1,478,961
    Payments on short-term stockholder borrowings                     (482,079)               --
    Stockholder distributions                                       (1,000,000)         (725,000)
                                                                   -----------       -----------
             Net cash provided (used) by financing activities         (102,877)          763,725
                                                                   -----------       -----------

NET INCREASE (DECREASE) IN CASH                                       (603,877)           58,888

CASH
    Beginning of Period                                              1,429,583         1,330,970
                                                                   -----------       -----------
    End of Period                                                  $   825,706       $ 1,389,858
                                                                   ===========       ===========








See notes to unaudited financial statements.

                        HEROLD MARKETING ASSOCIATES, INC.
                         dba GRAPHICS TECHNOLOGIES, INC.

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS



 1.    Basis of Presentation -

       The accompanying unaudited financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position of Herold Marketing Associates, Inc. (Company) as of September 30, 1998 and the results of their operations and their cash flows for the nine months ended September 30, 1998 and 1997. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These financial statements should be read in conjunction with the audited financial statements and notes thereto of Herold Marketing Associates, Inc. as of and for the year ended December 31, 1997.


 2.    Related Party Transactions -

       During the nine months ended September 30, 1998, the Company wrote-off a receivable from an insolvent related party totaling $393,253.


 3.    Subsequent Event -

       On January 28, 1999, Virtual Technology Corporation (VTC) through its wholly-owned subsidiary GTI Acquisition Corporation (GAC) acquired substantially all the assets and liabilities of the Company. The purchase price was $10,142,740, paid as follows: $1,000,00 cash at closing, $1,642,740 payable by the issuance of 228,571 shares of VTC common stock, $4,000,000 payable by a promissory note from GAC due February 27, 1999, $3,300,000 payable by a promissory note from VTC due April 28, 1999, and $200,000 placed into escrow.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

     (2)  Charter and Bylaws:

          2(a) Restated Articles of Incorporation of Virtual Technology Corporation
          2(b)  Bylaws of Virtual Technology Corporation

     (3)  Instruments Defining the Rights of Security Holders:
          3(a)  Form of Common Stock certificate
          3(b)  Form of Warrant


     (5)  Voting Trust Agreement:  None

     (6)  Material Contracts:
          6(a) Asset Purchase Agreement dated January 28, 1999, by and among GTI Acquisition Corporation, Herald Marketing Associates, Incorporated dba Graphics Technology, Inc. and Stephan G. Herold
          6(b) Consulting Agreement dated January 28, 1999, between GTI Acquisition Corporation and Stephan G. Herold
          6(c)  Loan and Security Agreement dated February 11,
                1999, by and among Virtual Technology Corporation, GTI Acquisition Corporation and Coast Business Credit
          6(d)  Fontenelle, L.L.C. Consulting Agreement

     (7)  Material Foreign Patents:  None

     (12) Additional Exhibits:
          12(a) Consent of Lurie, Besikof, Lapidus & Co., LLP
          12(b) Consent of  Copeland, Buhl and Company, PLLP.
          12(c) Consent of Samuel T. Kantos & Associates, CPA. 12(d) Copeland, Buhl & Company, PLLP letter to Securities and Exchange Commission.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         VIRTUAL TECHNOLOGY CORPORATION




Date:  February 12, 1999.                By:  /s/  Ken Israel
                                              ----------------------------------
                                              Ken Israel
                                              Chairman of the Board of Directors




                                      -29-